As filed with the Securities and Exchange Commission on March 23, 2000.

Registration No. 333-30432

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUALITY CARE SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Nevada	7374	86-0690975
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5030 East Sunrise Drive
Phoenix, Arizona 85044
(480) 940-6432
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregory S. Anderson
Quality Care Solutions, Inc.
5030 East Sunrise Drive
Phoenix, Arizona 85044
(480) 940-6432
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Frank M. Placenti, Esq.
Chad A. Freed, Esq.
Bryan Cave LLP
Two North Central Avenue, Suite 2200
Phoenix, Arizona 85004-4496
(602) 364-7000
(602) 364-7070 (Fax)

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
(212) 474-3700 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, no par value	5,750,000	$13.00	$74,750,000	$19,734

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Previously Paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 23, 2000

PROSPECTUS

5,000,000 Shares

QCSI™

Quality Care Solutions, Inc.

Common Stock
$ per share

We are selling 5,000,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares to cover over-allotments, if any.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $11.00 and $13.00 per share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "QCSI."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Quality Care Solutions, Inc. (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about , 2000.

Salomon Smith Barney

Warburg Dillon Read LLC

CIBC World Markets

, 2000

Inside Front Cover

Centered horizontally across the top of the page is the caption, "Internet-enabling Healthcare Claims, Increasing Efficiency and Reducing Cost"

Below the caption is a screen shot of the aQHealth product. Surrounding the screen shot is text describing attributes of aQHealth's interactive services, including, "Customized reporting only a click away"; "One-touch access to information"; "Data and System Secure Transactions"; and "aQHealth brings our QMACS/aQDEN claims adjudication software to the Internet."

Arranged below and to the left of the screen shot is the Company's logo.

To the direct right of the Company's logo is the following text, "Business-to-business products and services for medical payor and provider organizations."

Inside Gatefold

Centered horizontally across the top of the gatefold is the caption, "Internet-enabling Healthcare Claims, Increasing Speed and Reducing the Paperwork," with an image of several sheets of paper on the right.

Arranged to the direct left of the caption is the Company's logo.

The left one-third of the gatefold below the caption contains a paragraph of text and corresponding artwork. The text reads as follows:

> We offer an Internet-based business-to-business product capable of promptly adjudicating and approving for payment a majority of healthcare claims. Our Internet-based aQHealth technology platform will allow providers to quickly determine patient eligibility for healthcare benefits, calculate the payors and patients responsibility for the claim and, for some customers, authorize referrals to another provider.

The right two-thirds of the gatefold below the caption contains artwork and corresponding text. The artwork is a comparison graphic between "Paper Based" and "aQHealth," depicting the speed and paperwork differences of the two processes in the adjudication and payment of claims. Highlighted in the comparison graphic are the steps and actions taken by the "Providers" and "Administrator/Payor" within each process, including "Eligibility Clarification"; "Authorization Referral"; "Claim Transmittal"; "Claim Adjudication"; and "Claim Payment Approval."

On the right of the comparison graphic, two shaded circles contain text that describes the results. The upper shaded circle, referring to paper based claims adjudication, indicates that this process will cost an average of "$21" and will be completed in an average of "42 Days Per Claim." The lower shaded circle, referring to aQHealth claims adjudication, indicates that this process will cost an average of "$2-$5" and will be completed the "Same Day Per Claim" on average.

At the bottom center of the comparison graphic is an image of a person's hand holding a stopwatch. To the direct right of the stopwatch is text that describes the comparison graphic as follows:

> Cost and time estimates for traditional paper based process are based upon published industry averages for a routine claim, such as a standard physician office visit. Estimates for our products are based on what we believe it will take to process a routine claim using our aQHealth Internet-based product.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

Until , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

QMACS® is a registered trademark of Quality Care Solutions, Inc. QCSI™, aQDEN,™ and aQHealth™ are trademarks of Quality Care Solutions, Inc. for which registration applications are pending before the United States Patent and Trademark Office. aQServ™ is a trademark of Quality Care Solutions, Inc. Names of other companies and their products used in this prospectus are trademarks of those companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" section.

Our Company

We are a provider of health insurance claim reimbursements and health insurance benefits administration software. We are marketing what we believe to be the only currently available Internet-based business-to-business software capable of promptly adjudicating and approving for payment the majority of healthcare claims. Our Internet-based product is based upon software that we have marketed to the healthcare industry since 1995. We also act as an outsourced application service provider, or ASP, and provide other services to support our software. As an application service provider, we manage and support at our facilities the computer systems and networks needed by our customers to operate our claims and benefits administration software.

Healthcare claims and benefit services include managing the interaction between:

- *payors* — insurance companies, managed care organizations, government agencies, self-insured employers, third-party administrators, providers who maintain financial responsibility for healthcare claims and other enterprises that implement healthplans and pay the majority of healthcare expenses;
- *providers* — physicians, dentists, medical and dental practice groups, laboratories, hospitals and other organizations that deliver medical care; and
- *patients* — individuals who receive medical and dental care.

Our products and services manage the interaction between payors, providers and patients by automating significant portions of the claims and benefit process such as the analysis of a specific patient's healthcare plan and related coverage to determine patient eligibility for healthcare benefits, the calculation of the payor's and patient's responsibility for the claim and, for certain customers, the authorization of referrals to other providers.

Traditionally, our customers have been payors and providers who maintain financial responsibility for the care they deliver. As of March 15, 2000, we had 27 customers collectively representing 3.3 million patient lives. We license our software for fees based on the number of lives covered by the healthplans administered by our customers. We also receive fees for services related to installing and modifying our software. In 1999, approximately 56% of our revenues were derived from four of our 27 customers.

In November 1999, we began marketing our products to companies involved in Internet-based healthcare commerce. Currently, we have joint marketing and distribution arrangements with Synertech Health System Solutions, Inc. and the Trizetto Group, Inc. To date, we have not obtained revenue from our Internet-based products.

Approximately 4.7 billion healthcare claims were processed in the United States in 1999, of which approximately 85% of hospital claims and 43% of physician claims were submitted through electronic data interchange, with the balance submitted in paper form. Providers typically submit these claims through a clearinghouse or third-party intermediary. After the initial sorting and processing, the clearinghouse then sends claims to the appropriate payor for completion of the adjudication process. This sequential process averages 42 days, at an industry average cost of approximately $21 per claim. The length of time and cost per claim increases significantly if any information submitted by the provider is incorrect, incomplete or inconsistent with the policies of the payor.

Historically, most healthcare information technology vendors have not been able to offer products that adjudicate and approve for payment healthcare claims in a timely, cost effective and efficient manner. We believe our rules-based adjudication software meets this need by automating the analysis of the numerous rules that comprise an individual's specific benefit coverage that determine everything from a patient's co-

payment and deductible obligations to whether or not a medial procedure or drug is covered by the plan. Our products and services streamline the claims adjudication and payment approval process by automatically determining the correct amount that should be paid to a provider for most claims. We believe most claims processed using our Internet product can be adjudicated on a same-day basis, as opposed to days or even weeks using many current systems, at a cost we estimate will average from $2 to $5. Our Internet product enables the effective receipt and distribution of claims data and payment authorization which we believe will ultimately result in administrative savings for both payors and providers.

Our Risks

An investment in our common stock has significant risk. For example we:

- had an accumulated deficit of $7.6 million at December 31, 1999;
- anticipate incurring substantial operating losses and negative operating cash flow in the foreseeable future; and
- operate in a highly competitive market.

Our Opportunity

We believe that the ability to reduce the time in which providers receive a meaningful financial benefit is critical to increasing the rate at which they will adopt our Internet-based administration products. A key benefit of our Internet-based adjudication product is that it affords providers improved certainty of payment through rapid claims adjudication, which we believe enables providers to better use traditional financing sources to enhance their cash flow. In addition, we believe our products and services will reduce erroneous claims appeals and the duplication of claims, thereby immediately reducing payors' administration costs. We believe that these near-term financial benefits will increase the rate of adoption of our Internet-based administration products by providers and payors.

Our products and services effectively and efficiently manage communication, interaction and information between the provider and the payor. By applying our proprietary, rules-based software, our products and services reduce human data entry and minimize less efficient electronic data interchange, mail, fax, phone and e-mail communications. This automation significantly increases the speed and accuracy of claims processing and settlement and provides our customers with the following benefits:

- significant cost savings;
- increased accuracy and efficiency;
- accelerated financial certainty;
- rapid claims processing;
- adaptable and flexible product delivery;
- improved data management and reporting capability;
- system and data security; and
- aid in government compliance.

Our Products and Services

The core of our products and services is the QMACS/aQDEN software which offers fully automated claims adjudication capabilities together with other administration functions for the medical and dental industries. These adjudication capabilities include financial management reporting, member administration, provider administration, benefit plan administration and employer and policy administration. We are marketing a new product, aQHealth, to enable us to deliver QMACS/aQDEN through the Internet to

providers, thereby increasing payors' accessibility to providers and rendering the claims adjudication process even more efficient. Additionally, we have developed an application service provider capability, aQServ, which provides payors with the benefits of our QMACS/aQDEN software on an outsourced basis where we manage and support at our facilities the computer systems and networks needed by our customers to operate our products. Our Internet-based product provides the same capabilities through the Internet, making them accessible from providers' offices without purchasing or installing our software. In providing these services, we individually integrate the specific rules of our customers healthplans into our software enabling our software to automate the analysis of various healthplans and related claims and benefits administration. We also provide implementation services, including the programming and entry of specific benefit plan rules, for all of our products and services.

Upon completion of this offering, our executive officers and directors, together with their affiliates Dominion Fund IV, L.P., Paradise Canyon Ventures, LLC and Aztore Holdings, Inc., will beneficially own, in the aggregate, approximately 54% of our outstanding common stock. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers, acquisitions and other business combinations.

Our executive offices are located at 5030 East Sunrise Drive, Phoenix, Arizona 85284, and our telephone number is (480) 940-6432. Our World Wide Web address is www.qmacs.com. Information on our Web site is not part of this prospectus. We were incorporated on August 19, 1991 as an Arizona corporation and reincorporated as a Nevada corporation on July 14, 1997.

The Offering

Common stock offered	5,000,000
Common stock outstanding after the offering	19,958,205
Use of proceeds	To fund increases in our sales and marketing capabilities; to fund product development programs; for working capital; for payment of approximately $2.1 million of preferred stock cumulative dividends; to fund potential acquisitions, if any; and for general corporate purposes.
Nasdaq National Market symbol	"QCSI"

All information in this prospectus reflects a four for three (4:3) reverse stock split to be effected prior to the closing of this offering.

Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 750,000 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 20,708,205 shares of common stock will be outstanding after the offering.

The number of shares of common stock to be outstanding immediately after the offering is based upon shares outstanding as of December 31, 1999, and does not take into account 2,350,188 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.79 per share, and 860,932 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.45 per share. A warrant for the purchase of 499,723 shares of common stock at exercise prices ranging from $2.00 to $8.00 per share is contingently issuable based upon future performance.

SUMMARY FINANCIAL DATA

	Years Ended December 31,				
	1995	1996	1997	1998	1999
		(in thousands, except per share data)			
Statement of Operations Data:					
Revenues	$ 435	$ 1,081	$ 2,598	$ 3,106	$ 6,693
Cost of revenues	54	393	1,127	1,999	3,847
Gross profit	381	688	1,471	1,107	2,846
Expenses:					
Research, development and engineering	170	1,027	1,368	1,856	2,170
General and administrative	115	326	737	1,032	1,551
Selling and marketing	9	364	424	1,022	1,504
Total expenses	294	1,717	2,529	3,910	5,225
Income (loss) from operations	87	(1,029)	(1,058)	(2,803)	(2,379)
Other income (expense), net	5	(52)	(10)	(49)	(46)
Net income (loss)	$ 92	$(1,081)	$(1,068)	$(2,852)	$(2,425)
Net income (loss) per share — basic and diluted	$0.01	$ (0.16)	$ (0.21)	$ (0.56)	$ (0.65)
Pro forma net loss per share — basic and diluted					$ (0.17)
Pro forma weighted average shares used in calculating basic and diluted net loss per common share					14,439

Pro forma basic and diluted net income (loss) per share have been calculated assuming the conversion of both the previously outstanding preferred stock to common stock and the conversion of a convertible note payable into common stock. This note automatically converts to common stock upon the completion of this offering, with the conversion ratio being the initial public offering price of the shares offered hereby.

	December 31, 1999		
	Actual	Pro Forma	Pro Forma as Adjusted
		(in thousands)	
Balance Sheet Data:			
Cash and cash equivalents	$ 297	$ 354	$55,154
Working capital (deficiency)	(143)	(82)	54,718
Total assets	2,444	2,501	57,301
Long-term obligations, net of current portion	1,043	451	451
Preferred stock	7,340	—	—
Stockholders' equity (deficit)	(7,305)	688	55,488

The pro forma balance sheet data reflects the automatic conversion into common stock of all outstanding convertible preferred stock and of a convertible note payable. The pro forma as adjusted balance sheet data represents the pro forma totals adjusted to reflect this offering.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the following risks before you decide to buy our common stock.

Our failure to generate revenues from our Internet-based product could harm our business

Prior to 1999, we generated revenues exclusively from the licensing of our claims and benefits administration software and from application service provider fees. In November 1999, we began to market our new Internet-based healthcare administration product, aQHealth, and have not received any revenue from aQHealth to date. Therefore, we have no operating history upon which you may base an evaluation of our Internet product for the healthcare administration industry. Recently, we have devoted the majority of our financial and personnel resources towards the implementation of our Internet-based business model. In addition, our sales of QMACs/aQDEN have historically not grown at the rate we would have expected. Therefore, if we do not generate meaningful revenues from our Internet-based products, our business will be harmed.

We have a history of losses, and we may not achieve profitability in the future, particularly since our sales and marketing expenses will increase

We have incurred cumulative losses since our inception in 1991 and expect to continue to incur losses on an annual basis for the foreseeable future. We had net losses of approximately $1.1 million (or 41% of revenue) for the year ended December 31, 1997; $2.9 million (or 92% of revenues) for the year ended December 31, 1998; and $2.4 million (or 36% of revenues) for the year ended December 31, 1999. As of December 31, 1999, our accumulated deficit was $7.6 million. We expect to incur significant development, sales and marketing and administrative expenses in connection with the continued development and expansion of our business, and we may have to devote more resources to the sales and marketing of our products and services than we have in the past as an Internet healthcare company. We may also incur expenses related to acquisitions or other strategic relationships. We expect that operating expenses and capital expenditures will be approximately $7.5 million, in the aggregate during the next twelve months, an increase of 100% over the prior 12-month period. We expect to obtain the required funds from the proceeds of this offering. However, as a result of these increased expenses, we would need to generate a significant increase in revenues to achieve profitability. Although our revenue has grown, we may not be able to sustain this growth, and we may not realize sufficient revenue to achieve profitability.

All of our products and services are based on our QMACS/aQDEN software, and our business would be harmed if this software is not accepted in the market

We historically have depended, and expect to continue to depend, on our QMACS/aQDEN software to generate revenue. QMACS/aQDEN represents the core of all of our products and services. While QMACS/aQDEN is independently marketed to our customers as a stand-alone product, it also represents the basic software component to our other products and services, aQHealth and aQServ. Licensing revenues from QMACs/aQDEN as a stand-alone product represented approximately 90% of total revenues in 1999, with the balance coming from fees for the delivery of application service provider services related to the same product. Dependence on a single software product makes us particularly susceptible to the successful introduction of, or changes in market preferences for, competing products. In addition, operating exclusively in the market for healthcare administration products makes us particularly susceptible to downturns in that market and to industry trends that may be unrelated to the quality or competitiveness of our products.

Our business depends on our healthcare administration products and services achieving widespread acceptance from payors and providers

We cannot determine the extent to which the healthcare industry will accept our healthcare administration products and services as substitutes for traditional methods of processing healthcare

information and managing patient care. To be successful, we must attract a significant number of both payor customers, such as managed care companies, and provider customers, such as hospitals. Our aQHealth product will only be successful if payors purchase it and if the providers who are served by payors adopt and use it. Consultants also play an important role when payors select software. Until recently, we have had a difficult time marketing our products and services to payors because consultants did not embrace our products, due largely to the small size of our company and consultants' perceived limitations of our former products. Only 27 customers have licensed or are using our QMACS/aQDEN and aQServ products and services related to conversion of customer data and implementation. Only four of our current payor customers are also providers and, therefore, we have limited experience in successfully marketing to providers. In addition, our aQDEN product was first offered in January 1998, and our aQHealth product was first marketed in November 1999.

Our revenues are concentrated in a few customers and the loss of any of these customers would harm our business

We anticipate generating a significant portion of our revenues from a small number of customers for the next few years. If we lose any of these customers or experience an unexpected change in our relationship with them, our revenue will be significantly reduced and our business would be harmed. For example, four customers accounted for approximately 56% of our total revenues during the year ended December 31, 1999. These four customers, Molina Healthcare of California, Schaller Anderson of Arizona LLC, Delta Dental of Missouri and Altius Health Plans accounted for 17%, 13%, 13% and 13%, respectively, of revenues. In addition, three customers, American Family Care of Michigan, Altius Health Plans and Delta Dental of Missouri accounted for 25%, 22% and 15%, respectively, of accounts receivable at December 31, 1999. Our revenues are concentrated among different types of industry participants. In 1999, we had twenty-four customers, all of which were payors. Four of these payor customers are also providers.

To be successful, we need to achieve greater geographic market penetration

Approximately 29% of our revenues in 1999 were derived from contracts with customers based in Arizona where our headquarters are located. Accordingly, an economic downturn in the healthcare industry in Arizona could result in a significant reduction in our revenues. To be successful, we need to achieve greater market penetration outside of Arizona.

Our success depends upon the acceptance by the healthcare industry of electronic products and services, particularly those offered over the Internet

Electronic information exchange and transaction processing by the healthcare industry is still developing. Complexities in the nature of the healthcare transactions that must be processed, as well as concerns about the confidentiality of patient information and governmental regulation, may hinder the development and acceptance by the healthcare industry of information technology products and services such as the Internet products and services that we offer. In general, the healthcare industry has been slow to adopt new technology solutions. Accordingly, our Internet software for the healthcare administration industry may not be accepted or perceived to be effective. If the healthcare industry does not accept electronic or Internet products and services, our business and future prospects will suffer.

Our business will suffer unless customers are able to integrate our products and services with their existing information systems

Customers using existing information systems in which they have made significant investments may refuse to adopt our products and services if they perceive that our products and services will not complement their existing systems. Consequently, the conversion from traditional methods of communication to electronic information exchange may not occur as rapidly as we expect.

If we are unable to establish and maintain relationships with healthcare industry participants, in particular Internet-based healthcare companies, our business will suffer

To be successful, we must establish and maintain relationships with healthcare participants, including Internet-based healthcare companies. We have limited experience in establishing and maintaining relationships with healthcare industry participants. To date, we have established only two relationships with Internet healthcare companies that are in the early stages of development. On July 30, 1999, we entered into a software license agreement with Synertech Health System Solutions, Inc., which licenses Synertech Health System Solutions, Inc. to market and distribute our products and services to its customers. On December 16, 1999, we entered into a software license agreement with the Trizetto Group, Inc., pursuant to which the Trizetto Group, Inc. hosts our products and services in its hosting center and may market and distribute those products and services to its customers. If we lose these relationships, or fail to establish additional relationships, or if the other parties to these arrangements fail to actively pursue additional business relationships, we would not be able to execute our business plans and our business would suffer significantly. We may not experience increased use of our healthcare administration products even if we establish and maintain these relationships. If we are unable to establish and maintain successful relationships, we may have to devote substantially more resources to the sales and marketing of our products and services.

Failure to establish ongoing business relationships with healthcare industry participants could also hinder our ability to obtain specialized expertise in the areas of clinical care and disease management, which could limit the growth and development of our business

Entering into relationships is complicated because some of our current and potential partners may now or in the future wish to compete with us. In addition, we may not be able to establish relationships with participants in the healthcare industry if we have established relationships with competitors of these participants. We may not be perceived as independent of any particular customer with whom we have a business relationship, which could impair our ability to form relationships with competitors of that customer.

Lengthy sales and implementation cycles for our healthcare administration products could harm our revenue growth and profitability

We do not control many of the factors that influence buying decisions and the implementation of our healthcare administration products. The sales and implementation process for our stand-alone software has been lengthy and has involved a significant technical evaluation and commitment of capital and other resources by our customers. In order for our software to work effectively, customers must actively work with us to implement complex sets of healthcare and administrative rules. This can be a time-consuming process that could deter payors from purchasing and implementing our software. The sale and implementation of our products are subject to delays due to healthcare payors' and providers' internal budgets for the deployment of new technologies within their organizations. The sales cycle for our stand-alone software product is unpredictable and has generally ranged from two to six months from initial contact to contract execution. The implementation cycle for our stand-alone software is also difficult to predict and has typically ranged from three to nine months from contract execution to the live operation of the system. During the sales and implementation cycles, we may expend substantial time, effort and funds preparing contract proposals, negotiating the contract and implementing the product without receiving offsetting revenue. We anticipate similarly lengthy sales and implementation cycles for our Internet-based product.

We face intense competition in our industry and, if we are unable to compete successfully, our business will be harmed

The market for healthcare administration products is intensely competitive, rapidly evolving and is subject to sudden technological change. Many of our competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources than we have. Some of these organizations may also have significantly greater name recognition. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their

products or services than we can devote. Our principal competitors in the payor market include Amisys (a subsidiary of McKesson HBOC), CSC Healthcare Group (a subsidiary of Computer Sciences Corporation), and Erisco (a subsidiary of IMS Health Inc.). Other competitors in the Internet-based healthcare information technology marketplace include CareInsite.com, Healtheon/WebMD Corporation, Trizetto Group, Inc., VantageMed and Xcare.net. Many of these companies began developing and marketing their Internet products before us. We may be unable to compete successfully against these and other organizations.

We expect that competition will continue to increase as a result of consolidation in the Internet, information technology and healthcare industries. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could harm our business.

Rapidly changing technology may impair our ability to develop and market our healthcare administration products

As the communications, computer software and healthcare information technology industries continue to experience rapid technological change, we must be able to modify our products quickly to adapt to such changes. In particular, the Internet is rapidly evolving and the technology used in Internet related products is subject to rapid change and early obsolescence. These market characteristics are exacerbated by the emerging nature of the Internet market and the fact that many technology companies are expected to introduce new products and services in the near future. The demands of operating in such an environment may delay or prevent our development and introduction of new healthcare administration products that continually meet changing market demands and that keep pace with evolving industry standards. For example, our software uses extensible markup language, or XML, rather than hypertext markup language or HTML. If the healthcare industry does not widely accept XML, we would be forced to modify our software at considerable expense.

Undetected software errors may harm our business

Complex software products such as those included in our healthcare administration products frequently contain undetected errors when first introduced or as new versions are released. We have, from time to time, found errors in our products, and in the future we may find additional errors in our existing, new or enhanced products. In addition, our software is combined with software products from other vendors. As a result, it may be difficult to identify the source of the problem, should one occur. The occurrence of software errors, whether caused by our software or another vendor's products, could harm sales of our software, cause us to incur significant warranty and repair costs, divert the attention of our technical personnel away from product development efforts and cause significant customer relations problems. Due to the sensitivity of patient medical information, software errors may expose us to particularly significant liability relative to other businesses offering Internet-based products.

We have experienced no material software errors following release to customers. However, since our software is rules-based, we rely heavily on information provided by our customers when implementing our software and have experienced errors during implementation as a result of errors in customer data. Any error in the entry of a particular payor's rules in the software code will result in delays and adjudication errors and could harm our business.

Unavailability on commercially "reasonable" terms of third-party software could harm our business

We rely on commercially available software that we license primarily from one third-party to operate our business. We and our customers license commercially available software from Microsoft to run our software. The unavailability or increase in cost of that software could harm our business.

We are dependent upon efficient and reliable Internet connections

Delivery of our products and services through the Internet will require efficient and reliable Internet connections. Interruptions in Internet service could undermine confidence in our products, impair their adoption by customers, reduce our transaction-based revenue and harm our business.

Security or performance problems with our systems or catastrophic events could harm our business

Our business could be harmed if we or our customers experience system delays or failures or loss of data. To the extent we process our customer transactions and data at our facility, we do substantially all of it in Phoenix, Arizona. We do not have backup facilities to process information should this facility not function. The occurrence of a catastrophic event or other system failure at this facility could interrupt data processing or result in the loss of stored data. In addition, we will depend on the efficient operation of Internet connections from our payor or provider customers to our systems for our Internet product under development. These connections, in turn, will depend on the efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have experienced periodic operational problems or total system outages.

Approximately 10% of our business involves processing of customer transactions and data at our facility. To date we have had no delays or failures relating to such data processing transactions. The applications processed in-house are described in "Business."

Despite the implementation of security measures, we cannot be sure that our infrastructure will prevent physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. A material security breach could damage our reputation or result in liability to us. We retain confidential customer and patient information in our processing centers. We rely on encryption and authentication technology licensed from third parties to secure Internet transmission of and access to confidential information. We cannot be sure that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the methods we will use to protect customer transaction data. A party who is able to circumvent our security measures, including encryption for transmissions, could misappropriate or alter proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by security breaches. We may also be required to expend significant resources and encounter significant delays in upgrading our systems to incorporate more advanced encryption and authentication technology as it becomes available.

Changes in government regulation of the healthcare industry could harm our business

In order for our healthcare administration products to be marketable, they must contain features and functionality that allow our customers to comply with applicable laws and regulations. Our products and services may require modification in the future to comply with new or revised laws and regulations. Any such modification could be expensive, could divert resources away from other product development efforts or could delay future releases or product enhancements. If we fail to offer products that permit our customers to comply with applicable laws and regulations, our business will be harmed.

During the past several years, the healthcare industry has been subject to increasing levels of government scrutiny and regulation on both the state and federal level, and specific proposals to reform the healthcare system have been considered by Congress. These proposals, if enacted, may further increase government involvement in healthcare, lower reimbursement rates and otherwise change the environment in which healthcare industry participants operate. These proposals may or may not directly impact our business operations, but healthcare providers may react to these proposals, and the uncertainty surrounding such proposals, or their enactment by reducing or deferring the use of our healthcare administration products, which would harm our business.

Regulation of the Internet could harm our business

Laws and regulations may be adopted with respect to the Internet regarding issues such as user privacy, pricing, content, intellectual property, distribution and quality of products and services. As these laws and regulations evolve, we may be required to update our products accordingly. This compliance may cause product delays and added development expense. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Demand for our applications and services may be affected by additional regulation of the Internet. For example, until recently Healthcare Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. Our business may be harmed by existing or new regulatory requirements or interpretations.

Our future success depends on our ability to retain and motivate our senior management personnel

Our future success depends, in significant part, on the continued services of senior management and other key personnel, including sales, marketing and technical personnel. The loss of the services of Gregory S. Anderson, our President and Chief Executive Officer, J. Mikel Echeverria, our founder and Chief Technology Officer, could harm our business. Although we have Employment Agreements with some of our officers, they may terminate their employment with us at any time. They could also work for a competitor. We currently maintain a $500,000 key man life insurance policy on J. Mikel Echeverria. The loss of services of one or more of our key employees, could harm our business.

Our future success depends on our ability to attract, retain and motivate new marketing, sales and technical personnel

Competition for personnel in the healthcare information technology market is intense, and there are a limited number of persons with knowledge of, and experience in, this industry. We may not achieve our targeted growth rate if we fail to hire qualified personnel, particularly sales, marketing and technical personnel.

Our executive officers, directors and principal stockholders will have the power to vote approximately 54% of our voting securities, which may limit your ability to influence the outcome of director elections and other stockholder matters

Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately 54% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us and may harm the market price of our common stock.

Anti-takeover provisions of our charter and bylaws and Nevada corporate law could prevent or delay a change in control of our company that might otherwise result in a payment of a premium stock price to stockholders

Provisions of our charter and bylaws, as amended and restated effective upon closing of the offering, and provisions of applicable Nevada law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.

The provisions of our Amended and Restated Articles of Incorporation or Bylaws, among other things, will:

- prohibit cumulative voting in the election of directors;
- divide our Board of Directors into three classes, with members of each class to be elected in staggered three-year terms;
- limit the right of stockholders to remove directors;

- regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders;
- require super-majority voting as to matters affecting control of our Company;
- authorize our Board of Directors to issue preferred stock on one or more series, without stockholder approval;
- require the payment of a fair price to all stockholders in a two stage merger; and
- prohibit stockholder action by consent.

In addition, under Nevada law, a domestic corporation that has 200 or more stockholders is generally prohibited from engaging in any merger, consolidation, sale of significant stock or assets or any other business combination with a significant stockholder or with specified affiliates unless the conditions set forth in the statute are complied with. Although Nevada law permits a corporation to elect not to be subject to these restrictions by inserting a provision to that effect in its articles of incorporation, we have not made any such election, nor do we currently anticipate doing so. Accordingly, these provisions of our charter and/or bylaws and Nevada law may discourage, delay or prevent another party from acquiring or merging with us. As a result, the market price of our common stock price may be harmed.

We may fail to protect our intellectual property which could harm our business

Our future success will depend on our ability to protect and maintain the proprietary rights to the healthcare administration products which we develop. To protect our intellectual property rights, we currently rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure. We also expect to rely on patents to protect some of our proprietary technology and have filed several patent applications with respect to such technology. We have four pending patent applications relating to the resolution of medical claims over the Internet, the automated adjudication of medical claims, the automated down-coding of medical claims and the management of medical contracts. We have also filed for trademark protection on our principal trademarks including QMACS, aQDEN, aQHealth and aQServ. Although we are unaware of any competing applications, our patent applications may not be approved or, if approved, our patents may not be effective in protecting our proprietary technology. We do not believe that the failure to obtain these patents would harm our business unless a competing application, of which we are unaware, would inhibit our ability to use our technology. Many of our license agreements provide that our customers may obtain access to the source code for our QMACS/aQDEN software if we, among other events, become insolvent or transfer all or substantially all of our assets to another entity. We also enter into confidentiality or license agreements with our officers, directors, employees, consultants and customers, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, however, unauthorized parties may copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and the steps we have taken may not prevent unauthorized use of our technology. If we are unable to protect our software technology from infringement, other parties may be able to use our software technology to offer competitive products at lower prices, and we may not be able to compete effectively against these competitors.

We may be subject to substantial damage awards, or otherwise incur substantial costs and expenses, if we infringe upon the proprietary rights of third parties

We may be subject to intellectual property infringement claims as the number of our competitors grows and the functionality of our software products overlaps with competitive offerings. Intellectual property infringement claims may be asserted against us and such claims could be successful. These claims, whether or not successful, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and to develop noninfringing technology, obtain a license, or cease selling the applications that contain the infringing intellectual property. We may be unable to develop noninfringing technology or to obtain a license on commercially reasonable terms, if at all. If we are forced

to take any of the foregoing actions, our ability to market and sell our healthcare administration products and services would be harmed, and our revenues would be substantially reduced.

New investors in our common stock will experience immediate and substantial dilution

If you purchase shares of our common stock, you will incur immediate and substantial dilution in pro forma net tangible book value. Investors participating in the offering of our common stock will pay a price per share that substantially exceeds the value of our assets after subtracting our liabilities. These investors will contribute 89% of the total amount paid to purchase our stock, but will own only 25% of our outstanding shares. If the holders of outstanding options or warrants as of December 31, 1999 exercise those options or warrants, you would own 22% if all of such warrants and options were exercised.

Future sales of our common stock could cause our stock price to decline

The market price for our common stock could fall as a result of sales of a large number of shares of our common stock in the public market following this offering. These sales, or the perception that such sales could occur, could make it more difficult for us to raise capital through offerings of common stock in the future. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities laws and by "lock-up" agreements between our underwriters and our officers, directors and existing stockholders, who own an aggregate of 12,012,870 shares of our common stock prior to this offering which are subject to lock-up agreements. Our officers, directors and major stockholders who have signed lock-up agreements are restricted from selling or otherwise disposing of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. The underwriters have advised us that they have no intention to grant waivers of the restrictions in the lock-up agreements. Salomon Smith Barney Inc. may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements. In the event that a release from all or a portion of the lock-up agreements is granted by Salomon Smith Barney Inc., an additional 1,421,284 shares of stock restricted by the lock-up agreements, but not otherwise subject to sale restrictions under the securities laws, could be sold prior to 180 days from the offering. The precise number of shares saleable pursuant to the waiver would depend on the timing of the waiver and the number of shares subject to the waiver. Excluding the shares sold in this offering, 3,006,815 shares of our common stock will be freely tradeable under the securities laws before the lock-ups expire, and 3,209,127 shares of our common stock will be freely tradeable under the securities laws after the lock-ups expire.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections on "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performances or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

- plans for implementing our Internet-based strategy, including the general development and release of, and sources of revenue from, aQHealth, our new Internet-based healthcare administration offering;
- business strategy;
- the market opportunity for our products, including the willingness of the healthcare industry to adopt Internet-based technologies;
- plans for hiring additional personnel;
- our estimates regarding our capital requirements and our needs for additional financing; and
- plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 5,000,000 shares of common stock will be approximately $54.8 million, or approximately $63.2 million if the underwriters fully exercise their over-allotment option, at the assumed offering price of $12.00 per share, in each case after deducting the estimated underwriting discounts and estimated offering expenses.

We expect to use the net proceeds of this offering as follows:

- to fund increases in our sales and marketing capabilities;
- to fund product development programs;
- for working capital;
- for payment of approximately $2.1 million of preferred stock cumulative dividends;
- to fund potential acquisitions, if any; and
- for general corporate purposes.

The use of proceeds has not been specifically identified or allocated due to the flexible nature of our planning process and the constantly changing nature of our industry. The amounts we actually expend for each of the categories above other than preferred stock dividends will vary significantly depending on a number of factors, including revenue growth, if any, the amount of cash we generate from operations and whether we complete acquisitions. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment grade, interest bearing securities.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant.

CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 1999:

- on an actual basis; and
- on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of preferred stock into common stock, and the conversion of the note payable into common stock.
- on a pro forma as adjusted basis to give effect to this offering.

	December 31, 1999		
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands except share data)		
Cash and cash equivalents	$ 297	$ 354	$55,154
Long term obligations, less current portion	$ 1,043	451	451
Preferred stock, no par value, Series A-C; 9,922,067 shares authorized, 9,848,365 issued and outstanding, actual; none, pro forma as adjusted	7,340	—	—
Stockholders' equity (deficit):			
Preferred stock, no par value, Series A-C; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, no par value, 100,000,000 shares authorized; 7,241,823, 14,720,874, pro forma and 19,720,874, pro forma as adjusted, shares issued and outstanding	7	15	20
Additional paid in capital	325	8,305	63,100
Accumulated deficit	(7,637)	(7,632)	(7,632)
Total stockholders' equity (deficit)	(7,305)	688	55,488
Total capitalization	$ 1,078	$ 1,139	$55,939

The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

- an aggregate of 2,350,188 shares of common stock issuable upon the exercise of options outstanding as of December 31, 1999, with a weighted average exercise price of $0.79 per share, pursuant to our employee incentive stock option plan.
- an aggregate of 860,932 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 1999, with a weighted average exercise price of $1.45 per share.
- up to 499,723 shares of common stock issuable under a warrant contingently issuable to Platinum Equity Holdings, with exercise prices ranging from $2.00 to $8.00 per share, depending on the date the warrant is exercised. The number of shares of common stock in respect of which the warrant is exercisable is determined by specified criteria set forth in the warrant agreement. See "Description of Capital Stock — Warrants."

DILUTION

Our pro forma net tangible book value as of December 31, 1999, was approximately $688,000 or $0.05 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding. After giving effect to the issuance and sale by us of 5,000,000 shares of common stock offered by this prospectus at an initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been $55,487,947, or $2.81 per share. This represents an immediate increase in the pro forma net tangible book value of $2.76 per share to existing stockholders and an immediate dilution of $9.19 per share to new investors in this offering illustrated by the following table:

Initial public offering price per share		$12.00
Pro forma net tangible book value per share before this offering	$0.05	
Increase per share attributable to new investors	2.76	
Pro forma net tangible book value per share after the offering		2.81
Pro forma net tangible book value dilution per share to new investors		$ 9.19

The following table sets forth on a pro forma basis as of December 31, 1999 the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new stockholders before deducting underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	14,720,874	75%	$ 7,728,439	11%	$ 0.52
New stockholders	5,000,000	25%	60,000,000	89%	12.00
Total	19,720,874	100%	67,728,439	100%	

The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding. As of December 31, 1999, there were options outstanding to purchase a total of approximately 2,350,188 shares of common stock with a weighted average exercise price of $0.79 per share and warrants outstanding to purchase a total of 860,932 shares of common stock with a weighted average exercise price of $1.45 per share. A warrant for the purchase of up to 499,723 shares of common stock at exercise prices ranging from $2.00 to $8.00 per share is contingently issuable. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, we may grant more options in the future under our stock plans.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements included in this prospectus as audited by Deloitte & Touche LLP. The balance sheet data as of December 31, 1997 is derived from the audited financial statements as audited by Deloitte & Touche LLP. The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996, are derived from our financial statements audited by other auditors and are not included in this prospectus.

	Years Ended December 31,				
	1995	1996	1997	1998	1999
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues:					
System sales	$ 373	$ 859	$ 1,967	$ 2,335	$ 4,319
Support services	62	222	631	771	2,374
Total revenues	435	1,081	2,598	3,106	6,693
Cost of revenues	54	393	1,127	1,999	3,847
Gross profit	381	688	1,471	1,107	2,846
Expenses:					
Research, development and engineering	170	1,027	1,368	1,856	2,170
General and administrative	115	326	737	1,032	1,551
Selling and marketing	9	364	424	1,022	1,504
Total expenses	294	1,717	2,529	3,910	5,225
Income (loss) from operations	87	(1,029)	(1,058)	(2,803)	(2,379)
Other (expense) income:					
Interest expense	(2)	(62)	(32)	(81)	(81)
Interest income	7	10	14	66	19
Other	—	—	8	(34)	16
Total other expense	5	(52)	(10)	(49)	(46)
Net income (loss)	$ 92	$(1,081)	$(1,068)	$(2,852)	$(2,425)
Net income (loss) per share: basic and diluted	$ 0.01	$ (0.16)	$ (0.21)	$ (0.56)	$ (0.65)
Weighted average shares outstanding: basic and diluted	5,813	6,572	6,752	6,863	6,960
Pro forma net loss per share (unaudited) — basic and diluted					$ (0.17)
Shares used in calculating pro forma (unaudited) loss per share					14,439

	December 31,				
	1995	1996	1997	1998	1999
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 7	$1,132	$ 62	$ 1,395	$ 297
Working capital (deficiency)	(31)	737	(299)	1,709	(143)
Total assets	76	1,585	704	2,753	2,444
Long-term obligations, net of current portion	111	122	142	77	1,043
Preferred stock	—	1,843	1,893	7,150	7,340
Stockholders' equity (deficit)	(100)	(922)	(1,983)	(4,812)	(7,305)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We are a provider of claims and benefits administration software for the healthcare industry. Our core product is our QMACS/aQDEN software that offers fully automated claims adjudication capabilities together with other administration functions for the medical and dental industries. Within a single software system, QMACS/aQDEN administers lines of medical insurance or risk-based business, including indemnity, managed care, Medicaid and Medicare and dental care. This system allows integration of a payor's business rules, healthcare administration guidelines, and required patient specific information. Virtually all of our revenue is generated by our core product QMACS/aQDEN. We are currently beginning to transition this core product to an Internet-based product.

Customers may not have the employees or hardware necessary to run our software. Therefore, we offer an outsourcing service via our product aQServ. Customers select the level of service for a substantial part or a portion of their information technology and related business service needs, including systems management, connectivity infrastructure, core transaction applications, information access and reporting.

aQHealth is our Internet product that is designed to enable real-time healthcare transactions. aQHealth integrates and delivers the core technology of our QMACS/aQDEN software through an easy-to-use Internet browser interface. aQHealth is designed to allow providers secure access to a sponsoring payor's healthcare administration information and proprietary business processes, giving them the ability to rapidly view benefit plan information and engage in real-time, Internet-based transactions. We anticipate license fees to be generated on a per adjudicated claim basis from both providers and payors. We have not generated revenue related to the aQHealth product to date.

We also provide implementation and business rule configuration services for our product offerings, including the following:

- consulting services for business process, system and network development;
- direct management and application of claims processing and adjudication;
- database integration and management services;
- hardware/server configuration and management services; and
- electronic data interchange and other data interfaces.

Our 27 customers are healthcare payors, four of whom are also providers. These customers include health maintenance organizations, preferred provider organizations, indemnity health insurance companies, governments, unions, third-party administration and self-funded employers.

We license our software under nonexclusive, nontransferable license agreements. In addition, we provide support services through our consulting and customer support organizations, including project management, system planning, design and implementation, custom modifications, training and support services. System sales license fees recur and are recognized monthly under contracts based on the number of members serviced or claims processed by the customer (i.e., per member per month or based on the amount of claims processed in a given month). To a lesser extent, system sales include one-time license fees related to specific negotiated contracts. Such fees are recognized when a license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is probable. Our contracts have three to five-year terms. Support services are generally billed on an hourly or fixed fee basis and revenues are recognized as the work is performed. The implementation cycle typically ranges from three to nine months. During the three years ended December 31, 1999, system sales revenue has represented between 65% and 75% of total

revenue. As we sign multi-year application service provider contracts for aQServ and launch aQHealth, we expect the relative percentage of system sales revenues to increase.

Cost of revenues are primarily associated with the implementation and support of our products. These costs are primarily salaries and related expenses for consulting personnel and customer support personnel. There are no significant direct costs of revenues associated with system sales because the only costs associated with system sales are those for the up-front electronic transmission of the software. We anticipate that cost of revenues will continue to increase as our customer base grows and as current customers increase in size.

Product development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established. We consider technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After technological feasibility is established, any additional costs would be capitalized. Historically, product development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized. Research, development and engineering expenses are salaries and related expenses associated with the development of technologies, applications and services, and include compensation paid to engineering personnel and fees to outside contractors and consultants.

General and administrative and selling and marketing expenses consist primarily of salaries and related expenses for sales, account management, marketing, administrative, finance, legal, human resources and executive personnel, commissions, expenses for marketing programs and trade shows and fees for professional services. We anticipate that selling, general and administrative costs will increase substantially as we add sales, marketing and administrative personnel, increase our marketing and promotional activities and incur costs related to being a public company, such as directors' and officers' insurance premiums and professional fees.

We have had a history of net losses since 1996. The losses relate primarily to expenses which have exceeded revenues, in part due to our pricing model which allows customers to pay on a relatively small per member per month or per claim processed arrangement versus a large upfront license fee. In addition, we have incurred increasing expenses each year as the number of employees has grown.

A warrant for the purchase of 499,723 shares of common stock at exercise prices ranging from $2.00 to $8.00 per share is contingently issuable based upon future performance. Assuming a price of $12.00 per share and assuming the performance criteria was met on the most accelerated basis, a charge of up to approximately $5.2 million would be recorded during 2000. If the performance does not occur on an accelerated basis the charge may be recorded in subsequent years.

Results of Operations

The following table sets forth certain data expressed as a percentage of total revenues for the periods indicated.

	Years Ended December 31,		
	1997	1998	1999
Revenues:			
System sales	75.7%	75.2%	64.5%
Support services	24.3	24.8	35.5
Total revenues	100.0	100.0	100.0
Cost of revenues	43.4	64.4	57.5
Gross profit	56.6	35.6	42.5
Expenses:			
Research, development and engineering	52.6	59.8	32.4
General and administrative	28.4	33.2	23.2
Selling and marketing	16.3	32.9	22.4
Total expenses	97.3	125.9	78.0
Loss from operations	(40.7)	(90.3)	(35.5)
Other (expense) income:			
Interest expense	(1.2)	(2.6)	(1.2)
Interest income	0.5	2.1	0.3
Other	0.3	(1.0)	0.2
Total other expense	(0.4)	(1.5)	(0.7)
Net loss	(41.1)%	(91.8)%	(36.2)%

Years Ended December 31, 1999 and 1998

Total revenues increased $3.6 million, or 116%, from $3.1 million in 1998 to $6.7 million in 1999. System sales represented $2.3 million and 75.2% of total revenues in 1998 as compared to $4.3 million and 64.5% of total revenues in 1999. The $2.0 million increase in system sales from 1998 to 1999 was a result of two items: $1.6 million of the increase was a result of new contracts for our QMACS/aQDEN software and the remaining $0.4 million was a result of existing clients increasing their monthly members. The decrease in system sales as a percentage of total revenues from 1998 to 1999 was the result of an increase in support services revenues, which represented $0.8 million and 24.8% of total revenues in 1998 as compared to $2.4 million and 35.5% of total revenues in 1999. Support services revenue increased due to the increase in the number of system sales.

Cost of revenues increased approximately $1.8 million, or 92.4%, from $2.0 million in 1998 to $3.8 million in 1999. This increase was due to incremental costs required to support increasing demand for our implementation services and other service related costs, such as training, consulting and maintenance. Cost of revenues decreased as a percentage of total revenues from 64.4% in 1998 to 57.5% in 1999. This was mainly the result of our receipt of system sales revenues from customers under ongoing contracts, which generally do not have significant ongoing costs.

Research, development and engineering expenses increased approximately $0.3 million, or 16.9%, from $1.9 million in 1998 to $2.2 million in 1999. This was the result of the increase in the engineering staff for the development of our new aQServ and aQHealth products.

General and administrative expenses increased approximately $0.6 million, or 50.4%, from $1.0 million in 1998 to $1.6 million in 1999, but decreased as a percentage of total revenues from 33.2% in 1998 to 23.2% in 1999. Of the increase, approximately $0.2 million resulted from additional depreciation expense

related to the increase in property and equipment from 1998 to 1999. Bad debt expense increased approximately $0.2 million due to the increase in support services revenues. The remaining increase resulted from additional staffing requirements in the administrative areas.

Selling and marketing expenses increased $0.5 million, or 47.1%, from $1.0 million in 1998 to $1.5 million in 1999, while decreasing as a percentage of total revenues from 32.9% in 1998 to 22.4% in 1999. The increase was due to additional marketing personnel hired during 1999, the increase in the number of trade shows attended and the travel associated with those shows and the additional advertising and marketing research incurred during the year. The decrease as a percentage of total revenues resulted from the increase in the number of customer contracts and the receipt of licensing fees from contracts entered into in prior years.

Interest expense results from capital lease obligations and notes payable. Interest expense did not change significantly from 1998 to 1999. Interest income decreased $48,000 from 1998 to 1999 due to the $1.1 million decrease in cash and cash equivalents from 1998 to 1999. Other income primarily represented gain on sale of assets during 1999.

No provision for federal and state income taxes has been recorded for 1998 or 1999 as net operating losses were incurred in both years.

The net loss decreased $.5 million, or 15%, from $2.9 million in 1998 to $2.4 million in 1999. The decrease in the net loss is primarily due to improved gross profit margin offset in part by increasing expenses.

Cumulative dividends provided for with regard to our Series A, B and C convertible preferred stock were $1.0 million as of December 31, 1998 and $1.9 million as of December 31, 1999. Our preferred stock will automatically convert to shares of common stock upon the completion of this offering, and we will pay accrued cumulative dividends on our preferred stock of approximately $2.1 million with a portion of the net proceeds of this offering.

Years Ended December 31, 1998 and 1997

Total revenues increased $0.5 million, or 19.5%, from $2.6 million in 1997 to $3.1 million in 1998. This growth was attributable to increases in both system sales and support services. System sales represented $2.0 million of total revenues in 1997 and $2.3 million of total revenues in 1998. The $0.3 million increase was mainly the result of new contracts for our QMACS product. Support services primarily represented implementation revenue which increased by $0.1 million from 1997 to 1998 due to new customers.

Cost of revenues increased $0.9 million, or 77.4%, from $1.1 million in 1997 to $2.0 million in 1998. Cost of revenues increased as a percentage of total revenues from 43.4% in 1997 to 64.4% in 1998. This increase resulted from additional staffing requirements needed to support the increase in customers.

Research, development and engineering expenses increased $0.5 million, or 35.6%, from $1.4 million in 1997 to $1.9 million in 1998. The increase was a result of the expansion of engineering staff for the development of our new products aQServ and aQHealth, as well as preparation for the release of aQDEN and a new version of QMACS during 1998.

General and administrative expenses increased $0.3 million, or 39.9%, from $0.7 million in 1997 to $1.0 million in 1998, and as a percentage of total revenues from 28.4% in 1997 to 33.2% in 1998. The increases were due to the addition of senior management personnel without a similar increase in the revenue base.

Selling and marketing expenses increased $0.6 million, or 141.4%, from $0.4 million in 1997 to $1.0 million in 1998, and also increased as a percentage of total revenues from 16.3% in 1997 to 32.9% in 1998. The increase was due to the expansion of marketing programs and staff. The increase as a percentage of total revenues was the result of additional advertising marketing efforts made during 1998 compared to 1997.

Other expense increased from 1997 to 1998 due to the increase in capital lease obligations and interest on notes payable, partially offset by interest earned from cash and cash equivalents.

No provision for federal and state income taxes has been recorded for 1997 or 1998 as net operating losses were incurred in both years.

The net loss increased $1.8 million, or 167%, from $1.1 million in 1997 to $2.9 million in 1998. The increase in the net loss is primarily attributable to the increased cost of revenues due to the hiring of additional employees for implementation services. Also, research, development and engineering, general and administrative and selling and marketing costs increased.

Cumulative dividends provided for with regard to our Series A, B and C convertible preferred stock were $0.3 million as of December 31, 1997 and $1.0 million as of December 31, 1998.

Selected Quarterly Results of Operations

The following tables present our operating results for each of the eight quarters in the period ended December 31, 1999, as well as such data expressed as a percentage of our total revenue for the periods indicated. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this prospectus. These operating results are not indicative of the results of any future period.

	Quarter Ended							
	March 31, 1998	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	March 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999
	(in thousands) (unaudited)							
Statement of Operations Data:								
Revenues:								
System sales	$ 532	$ 565	$ 619	$ 619	$ 614	$1,144	$1,243	$1,318
Support services	161	126	315	169	296	631	548	899
Total revenues	693	691	934	788	910	1,775	1,791	2,217
Cost of revenues	354	401	551	693	709	789	983	1,366
Gross profit	339	290	383	95	201	986	808	851
Expenses:								
Research, development and engineering	433	433	464	526	529	510	523	607
General and administrative	166	235	309	322	256	297	423	575
Selling and marketing	170	205	281	366	288	381	365	470
Total expenses	769	873	1,054	1,214	1,073	1,188	1,311	1,652
Loss from operations	(430)	(583)	(671)	(1,119)	(872)	(202)	(503)	(801)
Other (expense) income:								
Interest expense	(22)	(33)	(20)	(6)	(7)	(15)	(23)	(36)
Interest income	0	12	30	24	12	5	1	0
Other	3	5	(9)	(33)	5	3	4	4
Total other expense	(19)	(16)	1	(15)	10	(7)	(18)	(32)
Net loss	$(449)	$(599)	$ (670)	$(1,134)	$ (862)	$ (209)	$ (521)	$ (833)

	Quarter Ended							
	March 31, 1998	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	March 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999
	(as a percentage of revenues)							
Revenues:								
System sales	76.8%	81.8%	66.3%	78.5%	67.5%	64.5%	69.4%	59.5%
Support services	23.2	18.2	33.7	21.5	32.5	35.5	30.6	40.5
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	51.0	58.1	59.0	88.0	77.9	44.5	54.9	61.6
Gross profit	49.0	41.9	41.0	12.0	22.1	55.5	45.1	38.4
Expenses:								
Research, development and engineering	62.5	62.6	49.7	66.8	58.1	28.7	29.2	27.4
General and administrative	24.0	34.0	33.1	40.8	28.1	16.7	23.6	26.0
Selling and marketing	24.6	29.7	30.0	46.5	31.7	21.5	20.4	21.2
Total expenses	111.1	126.3	112.8	154.1	117.9	66.9	73.2	74.6
Loss from operations	(62.1)	(84.4)	(71.8)	(142.1)	(95.8)	(11.4)	(28.1)	(36.2)
Other (expense) income:								
Interest expense	(3.2)	(4.8)	(2.2)	(0.7)	(0.7)	(0.9)	(1.3)	(1.6)
Interest income	0.0	1.7	3.3	3.0	1.3	0.3	0.1	0.0
Other	0.5	0.8	(1.0)	(4.2)	0.5	0.2	0.2	0.2
Total other expense	(2.7)	(2.3)	0.1	(1.9)	1.1	(0.4)	(1.0)	(1.4)
Net loss	(64.8)	(86.7)	(71.7)	(144.0)	(94.7)	(11.8)	(29.1)	(37.6)

Increases in system sales and support services revenues during 1998 and 1999 are related to the growth and retention of existing customers, the addition of new customers and increases in our customers' overall healthplan member count.

Costs of revenues increased during 1998 and 1999 primarily in proportion to the increase in the implementation staff and to the increase of customer support staff. Research, development and engineering expenses; general and administrative expenses; and selling and marketing expenses also increased during 1998 and 1999 primarily due to the growth in the number of employees in these functional areas. Staff headcount increased to support product development, customer sales and administrative support.

Our quarterly revenue and operating results have varied in the past and are likely to vary in the future. We intend to increase our marketing, sales, development and engineering, and administrative activities and to increase other operating expenses as required to increase our customer base and expand our valued partnerships with our existing customers. It is anticipated that these expenses could significantly precede the receipt of revenue generated, if any, by the increased spending. If we do not experience significantly increased revenue from these efforts, our financial condition will be harmed. In addition, our expense levels are based in part on expectations concerning future revenue and are relatively fixed in the short-term. Consequently, if our revenue is below expectations in any period, we may not be able to adjust our spending levels in a timely manner.

Liquidity and Capital Resources

We have funded our operations since inception primarily through the private placement of common and preferred stock, which generated net proceeds of $7.2 million through December 31, 1999. However, we have experienced increasing operating losses and accumulated deficits which have affected our liquidity. During 1999, we entered into a master lease agreement related to the financing of equipment acquisitions, which permits us to access up to $1,250,000 of capital. The funding includes approximately $400,000 for the purchase by the lessor of equipment which was owned by us and approximately $850,000 for the acquisition of new equipment. At December 31, 1999, amounts available under this financing arrangement totaled approximately $400,000. Additionally, in October 1999, we entered into a $900,000 borrowing agreement for working capital requirements. At December 31, 1999, approximately $300,000 was available under this agreement. The proceeds of this offering would be used to provide working capital. In the event this offering is not successful, additional financial resources of approximately $3.0 million will be needed during 2000. If this offering is not completed, we intend to obtain financing from our existing shareholders, who have confirmed to us their ability and intent to provide financial support through December 31, 2000. Additionally, we may revise anticipated expenditures in order to conserve our resources.

Cash used in operating activities was $1.4 million in 1997, $2.9 million in 1998 and $1.5 million in 1999. The cash used during these periods was primarily attributable to net losses of $1.1 million, $2.9 million and $2.4 million in 1997, 1998 and 1999, respectively. These losses were principally related to increased cost of revenues, research, development and engineering expenses, and selling and marketing expenses.

Cash used in investing activities was approximately $18,000 in 1997, $0.5 million in 1998, and $44,000 in 1999. The cash used during these periods was primarily for purchases of property and equipment. We entered into a three-year master financing agreement during 1999 at approximately 9% interest per annum to finance the purchase of property and equipment.

Cash provided by financing activities was $0.3 million, $4.7 million and $0.4 million for the years ended December 31, 1997, 1998 and 1999, respectively. The amounts in 1997 and 1999 primarily represented net proceeds from borrowings. During 1999, we borrowed $0.6 million from Aztore Holdings, Inc., a stockholder, under a convertible note. This note bears interest at 10% per annum and will convert into shares of our common stock upon the completion of this offering. We borrowed an additional $300,000 under this note during January 2000. We borrowed an additional $175,000 from Aztore Holdings, Inc. under a 12% note during February 2000. Cash provided by financing activities in 1998 related primarily to the proceeds from the Series C Preferred Stock offering.

As of December 31, 1999, we did not have any material commitments for capital expenditures. Our principal commitments at December 31, 1999 consisted of obligations of $5.6 million under noncancelable operating leases for office space and equipment, and $0.8 million under capital leases for office and computer equipment.

We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. Our future liquidity and capital requirements will depend upon numerous factors, including the success of existing and new products and services and competing technological and market developments. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to us, or at all.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," or SFAS No. 133, which will be effective for 2001. This statement establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. We have not completed the process of evaluating the impact that will result from the adoption of SFAS No. 133.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk due to changes in United States interest rates. This exposure is directly related to our normal operating and funding activities. Historically and as of December 31, 1999, we have not used derivative instruments or engaged in hedging activities. Changes in interest rates have no impact on our notes payable and capital lease obligations because they are at fixed interest rates between 5.53% and 20.25%. We manage interest rate risk by investing excess funds in cash equivalents bearing variable interest rates, which are tied to various market indices. As a result, we do not believe that near-term changes in interest rates will result in a material effect on our future earnings, fair values or cash flows.

Risks Associated With the Year 2000

The Year 2000 issue refers to the potential for system and processing failures of date-related calculations, and is the result of computer-controlled systems using two rather than four digits to define the applicable year. For example, computers that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

To date, we have not experienced any material Year 2000 issues and have been informed by our material suppliers and vendors that they have also not experienced material Year 2000 issues that would affect our business. Our products were developed following widespread recognition of the Year 2000 issue and did not employ two digits to define the applicable year. Accordingly, we have not been required to spend a material amount on Year 2000 compliance issues. Most of our expenses have related to the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally.

If we fail to identify and remedy any non-compliant internal or external Year 2000 problems, or Year 2000 problems cause a systemic failure beyond our control, such as a prolonged telecommunications or electrical failure or a prolonged failure of third-party software on which we rely, we could be prevented from operating our business and permitting users access to our products. Such an occurrence could harm our business.

BUSINESS

Overview

We are a provider of health insurance claim reimbursement and health insurance benefits administration software for the healthcare industry. We are marketing what we believe to be the only currently available Internet-based business-to-business products and services capable of promptly adjudicating and approving for payment the majority of healthcare claims. Our Internet products will allow providers to quickly determine patient eligibility for healthcare benefits, to calculate the payors' and patients' responsibility for claims and, when necessary, to authorize referrals to another provider. Our Internet product is based upon software that we have marketed to the healthcare industry since 1995. We also act as an outsourced application service provider, or ASP, and provide other services to support our healthcare software.

Other Internet-based healthcare commerce companies have, to date, largely avoided claims adjudication and payment products due to the complexity and cost involved in developing a system that can administer hundreds of different healthcare plans which offer a wide array of differing and constantly evolving benefits packages. As a result, we believe other Internet-based healthcare commerce companies have instead focused on a variety of other transactions among trading partners, including services such as eligibility determination, claims submission, referral processing, pre-certification and claims status reporting. While these services promise providers long-term cost savings through the reduction of administrative costs, they do not generally offer significant immediate expense reductions or increased cash flow and, in many cases, involve near-term expense and increased training of administrative staff to adopt Internet-based administration processes. As a result, the rate of adoption by providers of these services has been relatively slow.

We believe that the ability to reduce the time in which providers may obtain a financial return is critical to increasing the rate at which they will adopt any Internet-based administration product. A key benefit of our Internet product is that it provides rapid claims adjudication and improved certainty of payment. As a result, even if payment is not accelerated by the payor, providers should be able to better use traditional financing sources to enhance their cash flow. In addition, we believe our products and services will reduce duplicate claims and repetitive claims appeals, thereby immediately reducing payors' administration costs. We believe that these potential financial benefits will increase the rate of adoption of our Internet product by providers and payors.

Industry

Overview

The U.S. Healthcare Finance Administration estimates that in 1998 healthcare expenditures represented $1.1 trillion, or 13.5%, of the U.S. economy. Inefficiencies within the healthcare system consume enormous amounts of time, resources and dollars. An estimated 26 cents of every healthcare dollar is spent on administrative overhead, according to statistics from the Department of Health and Human Services. Administrative overhead is defined in this case as enrolling beneficiaries in a healthplan, paying health insurance premiums, checking eligibility, obtaining authorizations for specialist referrals, and filing reimbursement claims.

In an effort to contain increasing healthcare costs, the U.S. healthcare industry has undergone dramatic change. To date, payors have primarily focused on reducing the cost of patient care rather than administrative healthcare costs. They have achieved reductions by lowering reimbursement rates, shifting costs from payors to patients or providers, restricting coverage for services and limiting access to a select group of providers with whom they have negotiated favorable reimbursement rates. We believe that the resulting public backlash, coupled with litigation and increased government controls, will cause the focus to shift from limiting the cost of patient care to reducing healthcare administration costs.

To succeed in reducing administration costs, we believe the healthcare industry realizes that it must automate the administration and financial processes that govern the provision of services and payment of claims. Many industry participants have devoted significant resources to enhancing productivity and achieving cost reductions through technology-related products. The sheer number of participants, the regional nature of healthcare, the complexity of healthcare transactions, the constantly changing nature of medical treatment and pervasive concerns about confidentiality have precluded a comprehensive product that would deliver connectivity and automated workflows across the entire industry.

The Healthcare Administration Process

The healthcare administration process involves managing detailed contractual, legal and regulatory relationships between patients, providers, employers and the benefits offered by a specific healthplan. These relationships include a myriad of benefit plan rules that comprise the healthplan. The step-by-step sequential application and analysis of these numerous and often detailed rules determines the coverage for medical care and the related payment for those services. The complex nature of this analysis is a direct result of the substantial variations among benefit plans offered by competitive payors and a highly structured regulatory environment.

Before treating a patient, a provider generally must verify the eligibility of an individual by contacting a healthplan. This process, which is traditionally done via mail, telephone, fax, or e-mail, can often consume considerable time for both the office staff of a provider as well as administration personnel at a managed care organization, thereby increasing overhead costs.

Healthplans generally require physicians to obtain prior approval before referring a patient to another provider, a process which typically involves the physician faxing, telephoning or mailing the request for authorization. After manually entering the request, the healthplan must compare it against the plan's guidelines to determine the eligibility of the patient for a referral. Upon completion, the patient is then notified of the healthplan's decision and, if approved, the patient must contact the physician to whom they were referred. If denied, the patient or referring physician must reinitiate the request by contacting the healthplan directly. The process can be slow and inefficient, can contribute to lower quality treatment and often leads to provider and patient dissatisfaction.

The healthcare claims adjudication process begins when a claim is received by the payor from the patient or provider. The payor measures the claim against applicable healthplan benefits, determines the patient's share of the cost, and pays its portion of the claim. Traditionally, the steps in this process are completed manually and sequentially using mail, fax, telephone, electronic data interchange or e-mail. Due to the complexities of each claim, evolving benefit design, the broad variety of healthcare services and products and the high degree of human input error, portions of a typical claim can be processed numerous times before finally being paid at an estimated average cost of $21 per claim. The entire process averages 42 days, and can take significantly longer, if a claim is returned to the provider or patient numerous times. While this delay can be seen as benefiting the payor's cash flow, we believe that, in reality, the incremental administration costs often equal or exceed any incremental investment gains. In addition, many states have enacted legislation requiring payors to reimburse providers within 30 days of receiving a claim.

Health Data Management, an industry publication, estimates that physicians submitted approximately 43% of their claims electronically in 1999, compared to 40% in 1998. The same source estimates that the percentage of dental claims submitted electronically increased from 15.5% in 1998 to 17% in 1999.

Healthcare claims through electronic data interchange or paper form are generally processed by clearinghouses. Healthcare claim clearinghouses accept, sort, process, edit, and then forward the claims to the appropriate payors, either electronically or on paper to be adjudicated and paid by the payor. The major healthcare clearinghouses operate in a mainframe computer environment. This operating configuration is both expensive and time consuming because the rules required to continuously process claims and correctly meet payor requirements may change.

Payors typically receive these claims via electronic data interchange or by paper submission. Paper claims must be scanned into their computer systems or be manually processed.

The many existing inefficiencies in claims adjudication and processing combine to substantially delay payment to healthcare providers. Moreover, until a claim has been adjudicated, the provider does not know with certainty the total amount that it is likely to receive for services that have been rendered, or whether payment ultimately will come from the payor, the patient or both. This uncertainty can limit the provider's ability to use financing sources such as accounts receivable financing to enhance cash flow.

Despite significant pressures to control healthcare costs, we believe that currently available healthcare management systems do not provide payors with the tools needed to analyze and manage in a timely manner the true cost of providing healthcare services. Moreover, we believe most healthcare management systems lack the ability to produce the analytical reports necessary to understand the trends that may be affecting the cost of delivering a given type of healthcare service.

The Internet and Healthcare Administration

Currently, the variety of existing information systems utilized by payors and providers lack compatibility. In addition, many providers have, to date, resisted undertaking the cost and disruption associated with upgrading or replacing their existing legacy systems. As a result, the healthcare industry has not developed a comprehensive and highly functional system capable of automating its administration and financial processes.

The Internet's open architecture, low cost accessibility and growing acceptance make it an increasingly important environment for business-to-business interaction. Use of the Internet is rapidly expanding from simple information publishing, messaging and data gathering to critical business transactions and confidential communications. For many industries, the Internet is connecting previously disconnected business processes and allowing companies to automate workflows, lower distribution costs and extend their market reach. We believe the healthcare industry, because of its size, fragmentation and fundamental dependence on accurate and timely information exchange, is particularly well-suited to benefit from greater use of the Internet. In addition, we believe the process of claims adjudication could be made less time-consuming and more accurate if the Internet-based applications become the industry standard for automatic claims adjudication. The Internet's usage and effectiveness in healthcare, however, will be largely determined by the quality of the software products available in the marketplace.

Our Solution

We believe we have a significant opportunity to provide the healthcare industry with an accurate, customized information technology product to automate and significantly expedite workflow and administrative processes. By combining our new Internet product with our proven, proprietary software, we believe that we have developed the only currently available Internet-based business-to-business product capable of providing highly customizable, online adjudication, decision-making and payment tools for the healthcare industry. Our software is configured and customized to the needs of each customer and is regularly updated to reflect changing coverage rules. This process can take from several weeks to several months depending upon the nature or the customer's plan and existing systems; at a cost that varies depending upon the degree of customization.

We believe that the use of our products has the ability to streamline the healthcare administration process, decrease the costs of providing healthcare and ultimately improve the quality and value of healthcare services provided to patients.

The potential for streamlining the administration of healthcare claims is illustrated by the following chart which we have prepared based upon published industry sources, including the Health Data Directory 2000, the Physicians Payment Update, and Health Affairs. The cost and time estimates for the traditional process are based upon published industry averages for a physician claim which we believe constitute approximately 80% of all claims, such as a standard physician office visit. Other healthcare claims may

take longer and be more expensive to process. The cost and time estimates for our product are based on what we believe it will take to process a physician claim using our aQHealth Internet-based product, assuming our planned charges to customers for healthcare transactions processed are implemented and our internal estimates of current customer costs to process healthcare claims is correct. We believe that approximately 20% of claims will still require some manual processing, even using our system.

Claims Processing


Providers
Administrator /Payor
Per Claim Cost/Time
Traditional Processing
Eligibility Verification
Authorization Referral
Claim Transmittal
Claim Adjudication
Claim Payment Authorization
QCSI's Solution
$21
42 days
$2-$5
Same Day

Our products effectively and efficiently manage communication, interaction and information between the provider and the payor. Our customers are responsible for configuring and maintaining the software according to their respective benefit coverage, reimbursement and claim editing and adjudication rules. This configuration process can be time-consuming and costly. We provide our customers assistance throughout this set-up phase and offer optional ongoing support services to ensure the system is continuously and properly updated. By applying our proprietary, rules-based software, our products reduce human data entry and minimize the use of less efficient electronic data interchange, mail, fax, phone and e-mail communications. This automation significantly increases the speed and accuracy of claims processing and provides our customers with the following benefits:

- ***Significant Cost Savings.*** Our products and services can automate most physician claim transactions. We estimate that these physician transactions, such as office visit claims, are more than 80% of healthcare claims transactions. Other healthcare claims may take longer and may be more expensive to process. The administrative cost of processing most healthcare claims using traditional paper-based processing is approximately $21 per claim. We estimate the administrative cost for most claims using our Internet product will average from $2 to $5.

- ***Increased Accuracy and Efficiency.*** Our products and services rapidly apply complex rules and procedures to determine if a claim should be paid, paid in part, deferred or denied. Our products and services use a fully relational database. A fully relational database is one that allows information to be entered only once into the database where it is then accessible at multiple points throughout the system for use in preparing a variety of analytical reports. This reduces the manual reentry of data that is the primary source of error in traditional healthcare administration systems. Thus, our products and services reduce data entry error while maintaining the highest level of product features. In addition, because adjudication is automatic and rules-based, errors and variance from plan provisions common in manual adjudication are avoided. This reduces erroneous payment denials, resubmission of claims and claims appeals by payors, which add significantly to the cost of and time for processing a claim.

- ***Accelerated Financial Certainty.*** Our Internet product will enable providers and payors to potentially determine their respective financial rights and obligations at or near the time medical services are provided, rather than weeks or months later. We have developed our Internet software to permit providers to inform patients of their share of the cost of medical care, before accepting

treatment or leaving the provider's office. Providers can know, before they deliver a service, the amounts that will be collected from the payor and the amounts that should be requested from the patient. Payors can have a much more accurate daily measure of their pending claims liability.

- ***Rapid Claims Processing.*** Our rules-based adjudication software utilizes a series of proprietary formulas and associations to determine the correct amount that should be paid to a provider. The provider can then treat a patient knowing whether and what portion of the cost of treatment is covered by the patient's benefit plan. The provider can request that the patient pay his portion of any applicable co-pay or deductible on the day of service.

- ***Adaptable and Flexible Product Delivery.*** Depending upon the needs of our customers, our products and services can be locally installed or provided on an outsourced basis where we or another company selected by the customer serves as the application service provider. In addition, our products can be delivered over the Internet, allowing providers to communicate directly with payors using our systems. Our system architecture allows us to make changes to one component of the system without having to alter the entire system. We can easily create and alter rules and procedures at our clients' request or as business or regulation changes require.

- ***Improved Data Management and Reporting Capability.*** Our products and services use a database that is searchable and allows the user to query, sort and group information. This capability allows our clients to search and organize data quickly and effectively. In addition, the payor can employ a library of standard reports or customize reports to specific needs, including integrated spreadsheet workbooks and graphical representations of relevant data. Payors can segment data, quickly track costs and compare individual lines of their business. This allows users to analyze data, spot trends and develop effective solutions to satisfy the needs of their specific member base.

- ***Security.*** Our customers must complete a comprehensive registration process to use our healthcare administration system. After registration, customers are instructed to use passwords that are established through direct registered mail or telephonic contact to access information. Information is transmitted through the Internet using encrypted data exchanges. We utilize physical security safeguards, including limited hardware access, a monitored security system and off-site data retention. We believe our products and services comply with federal security standards as currently proposed for the healthcare industry.

- ***Aid in Government Compliance.*** Current state and federal laws strictly regulate the healthcare administration industry. Proposed legislation provides for dramatic changes to healthcare administration relating to confidentiality and security for all healthcare data. Our products and services will aid users in compliance with current laws and proposed changes by integrating the data and confidentiality standards into the plan rules, and we can modify our software to address future healthcare reform.

Our Strategy

Our objective is to become the leading provider of Internet-based administration systems to the healthcare industry. Our strategy is to:

- ***Leverage Our Core Systems Technology.*** Since our inception, we have dedicated our efforts to successfully developing comprehensive and highly functional healthcare administration software with a core capability of automated claims adjudication. Currently, we are in the process of transitioning the use of our developed software from a stand alone product to an Internet-based product. By exploiting the benefits of the Internet, such as rapid data transfer and inexpensive access, we plan to substantially increase access to our automated claims adjudication technology and capitalize on the capabilities of our core healthcare administration software.

- ***Pursue Marketing and Distribution Arrangements With Internet-based Healthcare Participants.*** We are pursuing marketing and distribution arrangements with Internet-based healthcare companies to increase the number of providers using our software application and related services, and to

increase the number of transactions flowing through our systems. We believe this strategy also provides accelerated market awareness and demand for all of our products and services. To date, we have established marketing and distribution agreements with Synertech Health System Solutions, Inc. and the Trizetto Group, Inc. We believe that by offering Internet-based healthcare commerce companies our adjudication and claims payment products we will enhance their ability to convert providers to the Internet.

- ***Establish Multiple Revenue Sources.*** We intend to use our automated claims adjudication technology to offer a diversified portfolio of products and services that generate multiple revenue sources. Our automated claims adjudication product currently generates revenues on a per-member monthly subscription basis. Our Internet-based product is designed to generate fees on a per transaction basis set by contract with the customer. Our application service provider product generates recurring monthly subscription-based revenues set by contract with the customer. Our consulting, implementation and training services generate additional revenues from payors directly and through our marketing and distribution arrangements. Other possible revenue sources include: building proprietary interfaces to legacy and other database systems and configuring hardware and software to support optional workflow processes, and providing general health content, disease management tools and e-commerce capabilities.

- ***Develop and Acquire Additional Technologies.*** We will continue to develop new applications for our automated claims adjudication and administration products that leverage our technology. We intend to expand and deliver additional functionality and infrastructure in order to transition new customers from their legacy systems to one or more functions offered by our system. As part of these efforts, we will seek to acquire new businesses, products and technologies in order to increase the number and variety of healthcare administration solutions that we offer and to increase our customer base. Examples include electronic funds settlement and remittance, employee enrollment, pharmacy formulary access, in-patient admission, health risk management and assessment, and case and disease management.

- ***Market Through Partners as an Original Equipment Manufacturer (OEM).*** We will offer our claims adjudication technology, as well as our entire range of product capabilities, to payors, providers and Internet companies on an original equipment manufacturer, or OEM, basis through other leading healthcare industry participants, allowing us to leverage their long-standing customer relationships and significant sales force. In providing our products on an OEM basis, other healthcare industry participants will allow their customers access to our claims adjudication technology on a reseller basis through other healthcare industry participants, allowing us to leverage their long-standing customer relationships and significant sales force. In this way, we will increase our user base even if users access our products through different industry participants.

Products and Services

The core of our products and services is our QMACS/aQDEN software. Our QMACS/aQDEN software offers fully automated claims adjudication capabilities together with other administration functions for the medical and dental industries. We have recently started to market aQHealth, to enable us to deliver QMACS/aQDEN through the Internet to providers, thereby increasing payors' accessibility to providers and rendering the claims adjudication process more efficient. aQServ provides payors with the benefits of QMACS/aQDEN on an outsourced basis, providing them with the flexibility of obtaining that service from a fully capable application service provider.

Our products and services, their functions and benefits can be summarized as follows:

QCSI Products and Services				
Products and Services	**Function**	**Features**	**Benefits to Payors/Providers**	**Status**
QMACS/ aQDEN	Medical/dental healthcare administration software	• Rules-based automated claim adjudication and payment approval • Prompt payment authorization • Benefit plan rule processing • Enrollment and eligibility determination • Advanced financial data/reporting	• Efficiency, accuracy and cost savings • Greater certainty of payment for providers • More certain calculation of payor pending claims liability • Improved patient satisfaction	QMACS (first offered 1995)/ aQDEN (first offered 1998)
aQHealth	Internet-based delivery of QMACS/aQDEN	• User interface for online transaction processing • Automated online claims adjudication and payment	• All of the benefits of QMACS/aQDEN delivered through the Internet on an accelerated and low cost basis	First marketed November 1999
aQServ	Outsourced/ application service provider, or ASP, delivery of QMACS/aQDEN	• Software and hardware hosting • Information technology support and management	• Reduced staffing and recruitment costs	First offered in 1998

QMACS/aQDEN

Our QMACS/aQDEN software is the core of all of our products and services. Within a single software system QMACS/aQDEN administers all lines of medical insurance or risk-based business, including indemnity, managed care, Medicaid and Medicare and dental care. We believe our system allows integration of a payor's business rules, healthcare administration guidelines and required patient specific information, thus improving workflow and effectively managing the care of the payor's healthplan members. QMACS/aQDEN is licensed to the medical and dental payor and provider communities, respectively, using a recurring revenue model known as "per member, per month." Under this model, customers pay a system fee based upon the number of members serviced by the system each month.

Key functions include:

- ***Healthplan Claims Processing.*** We believe our system assures timely, efficient and accurate claim adjudication through the application of an automated relational rules-based claim system. System technology allows electronic claim input reducing the need for manually keyed claims and initiates the automated adjudication process at input. QMACS/aQDEN displays a step-by-step narrative explanation of how adjudication rules were applied to each submitted claim. In addition, our system also provides customizable claims workflow management.

- ***Reporting and Financial Management.*** QMACS/aQDEN allows payors to query, sort and group data quickly and effectively. Our system provides a user interface that captures data for real-time reporting analysis. In addition to over 300 standard format reports, customers can define any data elements of interest to them and create reports using their own custom formats.

- ***Member Administration.*** Member information such as eligibility, detailed benefits, service limits, medical history, student status, provider assignment and claim history are clearly presented and easily updated and maintained by payors. All data changes are automatically made in related member records, including retroactive adjustments.

- ***Provider Administration.*** Our system manages complex and interrelated provider contracts. Provider-specific fee schedules, risk pools, sophisticated bundled and grouped fee structure are all

defined, automated and administered by the QMACS/aQDEN system. Additionally, historical payment, claims, calls and memos are all accessible and rapidly displayed.

- ***Benefit Plan Administration.*** Our system allows customers to create and analyze complex benefit plans. Users can stipulate a new plan's covered benefits, network-only services, co-pay variances, incentive coverage, premiums, deductibles, service limits, special fees and any other plan components.
- ***Employer and Policy Administration.*** QMACS/aQDEN organizes multi-tiered employer organizations for easy reporting and billing management. Users can examine group information and carefully track group employees and dependents, membership and premium retroactivity, contacts, addresses and member calls. Premiums can be generated for one or more employer groups at a time. Brokerage information is also maintained for the calculation of commission structures.

aQHealth

aQHealth is our Internet-based product which enables real-time healthcare transactions to be completed using the Internet communication conduit by combining our QMACS/aQDEN software and the aQServ hosting infrastructure into one complete product. aQHealth integrates and delivers the core technology of our QMACS/aQDEN software through an easy-to-use Internet browser interface. aQHealth is tailored to specifically address the requirements of individual users including healthcare professionals and their administration staff. Through aQHealth, payors can allow providers secure access to a sponsoring payor's healthcare administration information and proprietary business processes, giving them the ability to rapidly view benefit plan information and engage in real-time, Internet-based transactions. aQHealth will provide Internet-based transactions including: enrollment verification service, claims submission, adjudication, referrals and formulary look-up. We currently plan to charge a fee for each transaction related to the adjudication process. We believe payors and providers will enjoy administrative savings when using our Internet-based system. We expect that all fees for use of aQHealth will be payed by payors on a per transaction basis that may be scaled to reflect transaction volume.

aQServ

aQServ provides the QMACS/aQDEN system on an outsourced application service provide basis. Our customers select the level of service for a substantial part or a portion of their information technology and related business service needs, including systems management, connectivity infrastructure, core transaction applications, information access and reporting. Application service providers offer an alternative to the creation and development of an extensive in-house information technology group. aQServ provides an outsource option for information technology services provided on a professionally managed, economical basis.

Services

Our available services include implementation and business rule configuration of all of our products and services. In addition we provide:

- consulting services for business process, system and network development;
- direct management and application of claims processing and adjudication;
- database integration and management services;
- hardware/server configuration and management services; and
- electronic data interchange and other data interfaces.

Customers

Our customers are healthcare payor organizations, including health maintenance organizations, preferred provider organizations, indemnity health insurance companies, governments, unions, third-party administration and self-funded employers. Four of our customers are also providers. As of March 15, 2000,

we directly served or, through Internet-based electronic commerce companies, indirectly served approximately 3.3 million members in approximately 27 sites throughout the United States.

We have entered into joint marketing and distribution arrangements with Synertech Health System Solutions, Inc. and the Trizetto Group, Inc., which we believe will provide outsourced Internet-based technology solutions to payors, providers and other healthcare industry participants. These Internet-based healthcare organizations currently provide products and services to millions of members of at least 18 healthcare payors, including five Blue Cross Blue Shield Plans.

Consultants, who healthcare payors typically rely on to help them select software, historically have not embraced our products because we were a small company and consultants perceived that there were limitations related to conversion of existing customer data and implementation. We believe our increased size, improvements in our software and training have decreased these concerns.

We are also an application service provider to healthcare payors, including health maintenance organizations, preferred provider organizations, indemnity insurers, third-party administrators and self-funded employers. In addition to adjudication and claims payment, we offer these customers a number of Internet-based healthcare administration products and services, including patient eligibility verification, referral authorization and claims transmission. Significant customers of our application service provider-related services include Sagamore Healthplans and Mississippi Select Health Care. These payors serve approximately one million members.

Customer Support

We believe that a high level of support is necessary to maintain long-term relationships with healthcare industry clients. Our cross-functional client teams provide a wide range of customer support functions. Our clients may contact a member of their support team through the telephone or e-mail 24 hours a day, seven days a week. The account executive and client team assigned to each of our clients is responsible for proactively monitoring client satisfaction, exposing clients to additional training and process-improvement opportunities and coordinating issue resolution. In addition, we employ functional and technical resource personnel who work directly with our account management teams and customers to resolve technical, operational and application problems or questions.

Our functional and technical resource staff is grouped and trained by specific discipline. These focused resource teams have concentrated expertise which we can deploy as needed to augment client team skill sets or to address customer needs. We cross-train employees to support multiple clients, application modules and technical skills to create economies-of-scale in our client service staff. We further leverage the capabilities of our client service staff through the use of sophisticated computer software that keeps track of solutions to common computer, software and application-related problems. This allows our client service staff to learn from the experience of other people within the organization, and it reduces the time it takes to solve problems and answer questions.

We have recently completed implementation of Clientele, a third-party software application for tracking the status and subsequent resolution of problems that have been reported to our client support teams. This allows us to cost-effectively distribute our knowledge base of application problem resolutions to employees and payors. All changes to computer software are coordinated centrally and new versions of software containing updates and enhancements are released on a regular basis with testing and controls. We believe this ensures that the new software functions correctly in the customer's environment. We are currently introducing Clientele Net to enable clients to enter, review and self-resolve issues in real-time through the Internet.

As of January 1, 2000, we had approximately 50 employees and independent contractors in client support functions including network and communications, documentation and training, database administration, custom programming and business consulting.

Sales & Marketing

Our sales and marketing activities are organized according to our two main customer groups: payors and providers, although we have historically focused on payors. Our direct sales force targets significant potential customers in each market segment by region. In certain instances, our direct sales force works with complimentary consulting firms and systems integrators to deliver value-added solutions for major customers.

In addition, senior management plays an active role in the sales process by cultivating industry contacts. We market our applications and services through direct sales contracts, cooperative marketing arrangements with our strategic partners, trade show participation, articles in industry publications and by leveraging our existing customer base. We attend a number of major trade shows in the healthcare industry. We support our sales force with technical personnel who assist our direct sales force with marketing partners who perform demonstrations of our applications and assist clients in determining proper hardware and software configurations. Our executive sales and marketing management is located at our Phoenix, Arizona headquarters, and sales account managers are deployed in regional locations. As of December 31, 1999, we had two people assigned as account managers, two people assigned as direct sales representatives and three people assigned as sales support personnel.

QMACS/aQDEN is currently used by payors who make insurance payments in twelve states: Arizona, California, Hawaii, Indiana, Maryland, Mississippi, Missouri, New Mexico, Pennsylvania, Tennessee, Texas and Utah. We are currently marketing our software in the United States, although in the future we may consider marketing our products and services in select countries outside the United States.

Technology, Research and Development

We believe that our proprietary technology platform provides us with a competitive advantage because it is the only currently available Internet-based claims adjudication product. Our product and services utilize n-tier, or multiple tier, and web architecture systems derived from our proprietary object-oriented software foundation. Through the application of software platforms that include business rules and service functions, our technology supports our healthcare administration products by ensuring high availability and scalability. We currently use the Microsoft Windows SQL Server 7.0 database management systems to support our data storage requirements.

We have developed our products using an open architecture standard, allowing separate functional components to operate using several different hardware platforms. aQHealth is designed to work with Microsoft's Internet Explorer 5 browser or other XML capable browsers, with the application itself being served by a Microsoft's Windows NT or Windows 2000 operating system. In addition, to use both our stand alone software, QMACS/aQDEN, and aQServ, customers need to license Microsoft products. Our data interface software operates on the Microsoft Windows NT and Windows 2000 data server computers. Additional servers may be placed in the system (e.g., report server or terminal server) in order to ensure scalability without performance loss. The interaction of this computer software makes the system truly n-tiered, rather than two-tiered (client/server) or three-tiered (client/application/server). This technical architecture allows organizations maximum flexibility for deployment and growth.

We use extensible mark-up language or XML programming to allow an open exchange of data between web sites and hosted databases and our own proprietary applications and data servers using the Internet as the carrier of the data. We believe our use of extensible mark-up language or XML in our Internet product provides an efficient and standard method to extract, package, exchange, receive and process any type of data and information relevant to the user on any type of computer system connected to the Internet.

We have expended an estimated $1.4 million, $1.9 million and $2.2 million on research and development in 1997, 1998 and 1999, respectively.

Intellectual Property and Proprietary Rights

We are dependent upon our proprietary information and technology. We will rely primarily on a combination of copyright, patent, trademark and trade secret laws and license agreements to establish and protect our rights in our software products and other proprietary technology. However, many of our license agreements provide that our customers may obtain access to the source code for our QMACS/aQDEN software if we, among other events, become insolvent or transfer all or substantially all of our assets to another entity. We require employees and third-party consultants and contractors to enter into nondisclosure agreements to limit use of, access to, and distribution of, our proprietary information. However, if an employee, consultant, or contractor violates the nondisclosure agreement, we may lose rights in our proprietary technology. We have registered or have filed applications to register trademarks on all principle trademarks used in the course of our business.

We have several patent applications pending at the U.S. Patent Office. These patent applications cover specific methods for the resolution of medical claims over the Internet, the automated adjudication of medical claims, the automated down-coding of medical claims and the management of medical contracts. Additional patent applications may be filed in the future to provide further legal protection for these and other technology areas. Our patent applications may not be approved or, if approved, may not be effective in protecting our proprietary technology.

Competition

Some aspects of our comprehensive medical management products compete with products and services supplied by other companies. The principal companies we compete against in the claims adjudication market include Amisys Managed Care Systems, Inc. (a subsidiary of McKesson HBOC), Erisco Managed Care Technologies, Inc. (a subsidiary of IMS Health Inc.) and CSC Healthcare, Inc. (a subsidiary of Computer Sciences Corporation). Other Internet-based healthcare companies include Xcare.net, Inc., VantageMed Corporation, CareInsite, Inc., Passport Corporation, Pointshare Corporation, NaviMedix, Inc., Healtheon/WebMD Corporation and Trizetto Group, Inc. Although, we believe that none of these competitors offer Internet-based software capable of adjudicating and approving for payment healthcare claims, it is possible that these companies or another could develop such a product.

We expect that competition will continue to increase as a result of consolidation in the Internet, information technology and healthcare industries. We believe that the principal factors affecting competition in our markets include:

- product functionality;
- performance;
- flexibility and features;
- use of open standards technology;
- quality of service and support;
- company reputation and size; and
- price and overall cost of ownership.

Government Regulation

Participants in the healthcare industry, such as our payor and provider customers, are subject to extensive and frequently changing laws and regulations, including laws and regulations relating to the confidential treatment and secure transmission of healthcare information such as patient medical records. Additional legislation relating to the use and disclosure of medical information has been proposed at both the state and federal levels, and new federal laws or regulations are likely to be enacted in the near future. Pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Department

of Health and Human Services, or DHHS, has proposed regulations setting forth security standards for all healthplans, clearinghouses and providers to follow with respect to an individual's healthcare information that is electronically transmitted, processed or stored.

For example, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, mandated the establishment of distinct privacy and security standards for patient medical records and other types of individually identifiable healthcare information and data that is maintained and transmitted through electronic means. In August 1998, the Department of Health and Human Services issued proposed security and electronic signature standards under HIPAA which apply to healthcare plans and other healthcare providers that transmit benefits information and data electronically. These regulations are expected to be issued in final form in 2000. In addition, in October 1999, the Department of Health and Human Services issued proposed privacy standards regarding the use and disclosure of individually identifiable healthcare information by healthcare plans and other healthcare providers. These privacy regulations are scheduled to be promulgated in 2000 unless Congress enacts superseding legislation prior to such date. Any violation of HIPAA, or any regulations promulgated pursuant to HIPAA, may result in civil or criminal monetary penalties and imprisonment, depending on the degree of the offense.

In addition, HIPAA provided that if Congress did not enact legislation governing privacy of healthcare information by August 21, 1999, DHHS will issue regulations on the subject in 2000. Congress has not yet enacted any such privacy legislation, and on November 3, 1999, DHHS issued proposed regulations regarding healthcare information privacy.

Based upon our interpretation of the type of products and services that are subject to regulation under HIPAA, we do not believe that the security and privacy provisions of HIPAA and its associated regulations apply to us directly. However, our provider customers and our payor customers must comply with HIPAA, its associated regulations and all other applicable healthcare laws and regulations, to the extent that they engage in the electronic transmission of health benefits information. Furthermore, we may be classified as a "business partner" of entities (such as healthplans and providers) that are directly affected by the HIPAA privacy regulations. A designation as a business partner would subject us to many of the same requirements as are imposed on the covered entities themselves. Although the healthplan or provider ultimately would be held accountable for compliance with the privacy regulations, our contractual arrangements with such entities would require that we satisfy all of the regulatory criteria regarding the privacy of protected health information. Pursuant to such contractual provisions, we would be required to use and disclosed protected health information only in accordance with the requirements of the proposed rules. Accordingly, in order for our healthcare administration products to be marketable, they must contain features and functionality that allow our customers to comply with these laws and regulations. We believe our products currently allow our customers to comply with existing laws and regulations if we were to be designated as a "business partner" of our customers. Specifically, HIPAA mandates the use by healthplans of standard transactions, identifiers, security and other provisions by the year 2000. We have designed our products and services to comply with the HIPAA regulations. We are currently developing interfaces for the following HIPAA transactions: 270/271 Healthcare Eligibility/Benefit Inquiry, 834 Benefit Enrollment and Maintenance, 837 Healthcare Claim, 835 Healthcare Claim Payment/Advice, 276 Request for Healthcare Claim Status, 277 Healthcare Claim Status Response, 278 Healthcare Services Review Information. In addition, we have designed our security application to meet HIPAA security requirements to facilitate the exchange of data between different computer systems in a highly secure environment. In addition, access to our system is controlled on a per user basis, with full auditing and reporting capabilities, as required by HIPAA.

These proposed regulations are subject to modification prior to becoming final, our products may require modification in the future. To date, we have not been required to modify our products in order to allow our customers to comply with existing regulations, although our sales to new customers of our software or new regulations may require us to do so in the future. Any such modification could be expensive, could divert resources away from other product development efforts or could delay future

releases or product enhancements. If we fail to offer products that permit our customers to comply with applicable laws and regulations, our business will suffer.

In addition, laws governing healthcare payors and providers are often not uniform among states. This could require us to undertake the expense and difficulty of tailoring our products in order for our customers to be in compliance with applicable state and local laws and regulations.

The Internet and its associated technologies are also subject to government regulation. Many existing laws and regulations, when enacted, did not anticipate the methods of Internet-based healthcare administration products we offer. We believe, however, that many of these laws and regulations may nevertheless be applied to us. Current laws and regulations which may affect our Internet-based business relate to the following:

- the electronic transmission of information between healthcare providers, payors, clearinghouses and other healthcare industry participants;
- the use of software applications in the diagnosis, cure, treatment, mitigation or prevention of disease;
- health maintenance organizations, insurers, healthcare service providers and/or employee health benefit plans; and
- the relationships between or among healthcare providers.

The impact of regulatory developments in the healthcare industry is complex and difficult to predict, and our business could be adversely affected by existing or new healthcare regulatory requirements or interpretations. These requirements or interpretations could also limit the use of the Internet for our healthcare administration products or even prohibit the sale of a particular product or service.

Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. Such laws and regulations have covered, or may cover in the future, issues such as:

- security, privacy and encryption;
- pricing;
- content;
- intellectual property;
- taxation;
- contracting and selling over the Internet;
- distribution; and
- characteristics and quality of services.

Moreover, the applicability to the Internet of existing laws in various jurisdictions, industry laws governing issues such as property ownership, sales and other taxes, libel and personal privacy, is uncertain and may take years to resolve. Demand for our Internet-based applications and services may be affected by additional regulation of the Internet. Any new legislation or regulation regarding the Internet, including sales and transaction taxes currently not applicable to Internet transactions, or the application of existing law and regulations to the Internet, could adversely affect our business. Additionally, while we do not currently operate outside of the United States, the international regulatory environment relating to the Internet market could have an adverse effect on our business, especially if we expand internationally.

The growth of the Internet, coupled with publicity regarding Internet fraud, may also lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our

business. The enactment of any additional laws or regulations in this area may impede the growth of the Internet, which could decrease our potential revenues or otherwise cause our business to suffer.

Employees

As of December 31, 1999, we had 101 employees, including 27 employees in research and development, 44 employees in client services, including implementation and support services, 19 employees in sales and marketing and 11 employees in finance and administration. Our success depends on our continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense in the information technology industry, particularly for talented software developers, service consultants, and sales and marketing personnel. There can be no assurance that we will be able to attract and retain qualified personnel in the future.

Our employees are not represented by any labor unions. We consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located in Phoenix, Arizona. As of December 31, 1999, we have under lease approximately 22,000 square feet of office space. We have entered into a new lease and plan to move our headquarters into an approximately 55,000 square foot facility on June 1, 2000, in Phoenix, Arizona.

Legal Proceedings

We are not currently involved in any material litigation.

MANAGEMENT

Key Officers And Directors

The following table shows information about our executive officers, directors and key employees.

Name	Age	Position
Gregory S. Anderson	43	President, Chief Executive Officer and Director
J. Mikel Echeverria	52	Executive Vice President, Chairman of the Board of Directors
Brian N. Burns	40	Senior Vice President and Chief Financial Officer
Robert F. Theilmann	61	Vice President and Treasurer
Sherwood H. Chapman	36	Vice President of Engineering and Development and Secretary
A. Bruce Oliver	54	Vice President of Strategic Planning
Gary G. Gorden	43	Vice President of Sales and Marketing
Deborah L. Fain	50	Vice President of Client Services
Brian S. Smith	37	Director
Michael S. Williams	53	Director
Tony M. Astorga	54	Director
Alan W. Ware	61	Director

Messrs. Astorga and Ware are members of our Compensation and Audit Committees.

Gregory S. Anderson has served as our President and Chief Executive Officer since April 1998. From September 1993 to April 1998, Mr. Anderson served as President of Anderson & Wells Co., a venture capital management company. Mr. Anderson served as Vice President and General Manager of venture capital operations for El Dorado Investment Co. from February 1985 to September 1993 and General Partner of Sundance Venture Partners, L.P. I & II from May 1986 to April 1998. Currently, Mr. Anderson serves on the board of directors of American OBGYN, Inc., Glendora Hospital, Valley Commerce Bank and Sundance Venture Partners, L.P. II.

J. Mikel Echeverria established our company in August 1991. Mr. Echeverria has served as Chairman since inception and as our Executive Vice President since April 1998. Mr. Echeverria was Director of Advanced Research for Distribution Architects International, Inc. a software distribution Company from 1992 to July 1994. Mr. Echeverria served as a consultant to Everex Corp. a computer hardware and software services company, from 1991 to 1992. Mr. Echeverria served as the President of Benchmark Associates, Inc., a software design company, from 1990 to 1991. Mr. Echeverria served as the Vice President of Technology of ShareData Inc., a software company, from 1986 to 1990. Mr. Echeverria served as the President of Metasoft Corp., a software company, from 1979 to 1986. Mr. Echeverria is Deborah L. Fain's first cousin.

Brian N. Burns has served as our Senior Vice President and Chief Financial Officer since March 2000. From April 1998 to March 2000, Mr. Burns served as Vice President and Chief Financial Officer of El Dorado Investment Company, a venture capital investment company and a wholly owned subsidiary of Pinnacle West Capital Corp., the parent company of Arizona's largest electric utility. From April 1994 to March 1998, Mr. Burns was Vice President and Chief Financial Officer for Anderson & Wells Co. Mr. Burns served as Vice President and Chief Financial Officer for AFP, Inc., a retail photography company, from August 1993 until March 1994. From 1989 to 1993, Mr. Burns was Vice President and Chief Financial Officer for SunVen Capital Corp., a venture capital management company. Between 1981 and 1989, Mr. Burns was employed by the Audit Division of Arthur Andersen & Co.

Robert F. Theilmann has served as our Vice President and Treasurer since March 2000. Mr. Theilmann previously served as our Senior Vice President of Finance, Administration and Chief Financial Officer from April 1998 to March 2000. Mr. Theilmann served as our Chief Financial Officer from March 1997 to March 1998. Mr. Theilmann served as a Director of the Company from January 1996 until April 1997. Between 1987 and 1997, Mr. Theilmann was the Administrator of Casa Grande Regional Medical Center and President of two related companies.

Sherwood H. Chapman has served as our Vice President of Engineering and Development since August 1994. Mr. Chapman has served as Secretary/Treasurer of the Company since April 1997 and as a director from August 1994 until April 1998. Mr. Chapman was employed by Distribution Architects International, Inc. from 1988 to August 1994, which included approximately two years as Director of Engineering and two years as Director of Research and Development.

A. Bruce Oliver has served as our Vice President of Strategic Planning since March 1996. Mr. Oliver served as our President from January 1995 to March 1996. Mr. Oliver worked for Distribution Architects International, Inc., as Director of Marketing from August 1988 to September 1994. Mr. Oliver was Vice President of Operations for Broadcast Rentals and Sales, Inc., a distribution company, from July 1985 to August 1988.

Gary G. Gorden has served as our Vice President of Sales and Marketing since February 2000. From 1998 to January 2000 he served as Director of Healthcare and Pharmaceutical Marketing for Compaq Computer Company. From 1995 to 1997 he served as Director of Marketing for Digital Equipment Corporation Health Industries, Education and Public Sector. From 1991 to 1994 he served as the Western Regional Healthcare Sales Manager for Digital Equipment Corporation.

Deborah L. Fain has served as our Vice President of Client Services since August 1997. Ms. Fain co-founded SAMNA Corporation, now a division of IBM, a computer hardware company, in December 1981 and served as Executive Vice President of Marketing until August 1983. Ms. Fain served as President and Chief Executive Officer of MSR Corp., a software support company, from September 1986 until July 1998. Ms. Fain served as President and Chief Executive Officer of Lysis Corporation, a software developer, from September 1985 until July 1997. Ms. Fain is J. Mikel Echeverria's first cousin.

Brian S. Smith has served as a director since June 1998. Mr. Smith presently serves as a director of MarketTools, Inc., an Internet company; Camstar Systems, Inc., a software company; and PointClick.com, a software company. Mr. Smith joined Dominion Ventures, Inc., a venture capital company, in 1991 and manages the firm's Menlo Park office. Prior to joining Dominion, Mr. Smith worked for the venture capital firm of CID Equity Partners and was a consultant in Deloitte & Touche LLP's Emerging Business Services Group.

Michael S. Williams served as a director and acting Chief Financial Officer from January 1996 until May 1998 and rejoined our board in June 1999. Mr. Williams has been the Chief Executive Officer and Chief Portfolio Manager of Aztore Holdings, Inc. since December 1995. Aztore is an investment company which performs corporate advisory and consulting services. Aztore is the successor to Bulldog Investment Company, L.L.C., of which Mr. Williams was the Managing Director and founder. Bulldog was formed in November 1993.

Tony M. Astorga was elected a director in January 2000. Mr. Astorga has served as Senior Vice President and Treasurer of Blue Cross and Blue Shield of Arizona, a health insurance company, since February 1988. Prior to joining Blue Cross and Blue Shield of Arizona, Mr. Astorga was a practicing CPA with several national and local CPA firms from 1970 to January 1988. Mr. Astorga is presently a member of the board of directors of ACT International, Phoenix Art Museum, Norwest Bank of Arizona, Thunderbird — The American Graduate School Global Council and The Valley of the Sun United Way.

Alan W. Ware was elected a director in September 1998. Mr. Ware has been President and CEO of American OBGYN Inc., a women's healthcare company, since 1987 and was Vice President of Marketing from 1984 to 1987. Mr. Ware was Director of International Operations and Vice President and General Manager of Scan Optics, Inc. from 1973 to 1983.

Messrs. Anderson and Williams were directors of companies in which their respective investment firms had made investments and which were involved in bankruptcy proceedings. Of the 48 companies in which Mr. Anderson's company had investments, two were involved in bankruptcies. Of the 33 companies in which Mr. Williams' company had investments, five were involved in bankruptcies. In addition Mr. Anderson was a non-employee director of Megafoods Stores, Inc. and Gateway Data Services Corp., which filed petitions for reorganization under the Bankruptcy Code in August 1994 and February 1998, respectively. Mr. Theilmann served as the Administrator of Casa Grande Regional Medical Center from 1987 to March 1997. Regional Benefit Plans, Inc., one of the two subsidiaries of Casa Grande of which he was a president, filed a petition for reorganization under the Bankruptcy Code in May 1997.

The certificate of designation of the rights, preferences and privileges of our Series A, B and C preferred stock each contain provisions permitting the holders of those classes to separately and together with our common stockholders to elect directors. Messrs. Smith, Williams and Ware currently serve as directors pursuant to those provisions, which automatically terminate upon conversion of the preferred stock at the closing of the offering. Mr. Anderson has an employment agreement which entitles him to termination benefits if he is not elected to our board of directors.

Board Committees

The audit committee consists of Tony M. Astorga, Chairman, and Alan W. Ware. The audit committee reviews our records and affairs to determine our financial condition, oversees the adequacy of our system of internal accounting controls and reviews our accounting methods.

The compensation committee consists of Michael S. Williams, Chairman, Alan W. Ware and Brian S. Smith. The compensation committee determines compensation for our officers, administers our stock option plans and makes recommendations to the board of directors concerning awards granted under the plan to directors and employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, which requires the return of profits to us on purchases and sales of our securities within a six month period. No officer serving on the board of directors or the compensation committee has or will participate in decisions awarding compensation or granting stock options to himself.

Director Compensation

Our employees do not receive any compensation for serving on the board of directors. Non-employee directors receive $500 for each meeting attended and $250 for each telephone meeting of the board of directors or its committees. Representatives of our institutional investors have waived directors' fees in the past, but may not continue to do so following the offering.

All of our directors may be reimbursed for reasonable travel expenses incurred in attending board meetings. Our non-employee directors receive an automatic grant of 7,500 stock options pursuant to our stock option plan when first elected to the board and annually thereafter.

Board Compensation

Following the next annual meeting of stockholders, our board of directors will consist of up to nine directors divided into three classes, with each class serving for a term of three years or until their successors are elected. Messrs. Anderson and Echeverria will be class I directors whose terms will expire in 2003; Messrs. Williams and Astorga will be class II directors whose terms will expire in 2002; Messrs. Smith and Ware will be class III directors whose terms will expire in 2001. We intend to add three independent directors, one of whom will be added to each of the three classes of directors.

Directors will hold office until the annual meeting of stockholders in the year in which the term of their class expires and until their successors have been duly elected and qualified. Executive officers are appointed by and serve at the discretion of the board.

Executive Compensation

The following table provides information concerning the compensation paid to our chief executive officer and each of our most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during the three years ended December 31, 1997, 1998 and 1999.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options	All Other Compensation
Gregory S. Anderson	1999	$175,000	—	75,000	—
President and	1998	123,958	—	375,000	—
Chief Executive Officer	—	—	—	—	—
J. Mikel Echeverria	1999	150,000	—	75,000	—
Executive Vice President,	1998	138,000	—	—	—
Chairman of the Board	1997	125,000	18,100	—	—
Robert F. Theilmann	1999	130,000	—	3,750	—
Chief Financial Officer,	1998	130,000	—	—	—
Senior Vice President of Finance	1997	104,167	—	131,250	—
Administration and Treasurer					

Option Grants in Fiscal Year 1999

The following table provides information regarding stock options granted to the named executive officers during the fiscal year ended December 31, 1999.

Option Grants In Last Fiscal Year

						Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(1)	
Name	Date of Grant	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During Period	Exercise Price Per Share	Expiration Date	5%	10%
Gregory S. Anderson	7/1/99	75,000(2)	6.8%	$1.28	6/30/2004	$26,523.03	$58,608.96
J. Mikel Echeverria	7/1/99	75,000(2)	6.8	1.28	6/30/2004	26,523.03	58,608.96
Robert F. Theilmann	7/1/99	3,750(2)	*	1.28	6/30/2004	1,326.15	2,930.45

* Less than one percent.

(1) The dollar amounts under these columns represent the potential realizable value of each grant assuming that the market value of our stock appreciates from the date of grant to the expiration of the option at annualized rates of 5% and 10%. These assumed rates of appreciation have been specified by the SEC for illustrative purposes only and are not intended to forecast future financial performance or possible future appreciation in the price of our stock. The actual amount the executive officer may realize will depend on the extent to which the stock price exceeds the exercise price of the options on the date the option is exercised.

(2) Options vest in equal monthly installments over 36 periods.

Option Exercises In Last Fiscal Year And Option Values At Fiscal Year End

The following table provides certain information with respect to options exercised by named executive officers during the fiscal year ended December 31, 1999 and the value of unexercised options held by named executive officers as of December 31, 1999.

Aggregated Option Exercises In Last Fiscal Year And Option/SAR Values at December 31, 1999

Name	Number of Shares Acquired On Exercise	Value Realized(1)	Underlying Unexercised Options at Fiscal Year-End 1999		Value of Unexercised Options at Fiscal Year-End 1999(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gregory S. Anderson	3,375	$3,600.00	169,542	314,583	$2,665,392	$4,897,328
J. Mikel Echeverria	—	—	10,416	64,583	153,335	950,665
Robert F. Theilmann	—	—	88,020	3,229	1,388,999	53,058

(1) Based on the fair market value of our stock on the date of exercise minus the exercise price, multiplied by the number of shares issued upon exercise of the options.

(2) Based on a fair market value of $12.00 at March 23, 2000, minus the exercise price, multiplied by the number of shares.

Benefit Plans

1996 Stock Option Plan. In January 2000, the board of directors approved our 1996 Stock Option Plan as amended and restated in January 2000. The plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The plan provides for automatic grants to non-employee directors of stock options to purchase 7,500 shares of common stock. These automatic grants occur when a non-employee director is first elected a director, and annually thereafter while the director's service continues. The maximum number of shares of our common stock that will be subject to these options and sold under our plan is 3,375,000 shares.

The plan is administered by the board of directors or a committee appointed by the board of directors. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price of the options or stock purchase rights, the number of shares subject to each option or stock purchase right and their exercisability, and the form of consideration payable upon such exercise.

The administrator establishes the option exercise price, which for incentive stock options must be at least the fair market value of the common stock on the date of the grant or 110% of fair market value with respect to optionees who own at least 10% of the outstanding common stock. Nonstatutory stock options will have an option price of not less than 85% of the fair market value of a share of common stock on the date of the grant or 110% of fair market value with respect to optionees who own at least 10% of the outstanding common stock.

Options and stock purchase rights granted under the plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option and stock purchase right is exercisable, during the lifetime of the optionee, only by the optionee. Options generally must be exercised within 90 days following the end of the optionee's status as an employee, director or consultant or within one year after the optionee's termination by disability or death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option.

The plan may be amended, altered, suspended or terminated by the administrator at any time, but no such amendment, alteration, suspension or termination may adversely effect the terms of any option previously granted without the consent of the affected optionee. Unless terminated sooner, the plan will terminate automatically in January 2010.

During 1999, options to purchase 1,100,175 shares of common stock were granted under the plan. At December 31, 1999, options to purchase 2,350,188 shares of common stock were outstanding. The outstanding options were exercisable at a weighted average price of $0.79 per share.

401(k) Retirement Plan. Effective as of November 1, 1998, we adopted a tax-qualified employee savings and retirement plan, or the 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by up to 15% of their taxable compensation or of the statutorily prescribed annual limit, whichever is lower, and have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan, permits us, in our sole discretion, to make additional employer contributions to the 401(k) plan. Our 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code. As such, contributions by employees or by us to the 401(k) plan, and the income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and we can deduct our contributions, if any, at the time they are made. We made no contributions to our 401(k) plan in 1997, 1998 or 1999.

Limitation, Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Nevada law. Nevada law permits indemnification against any expense, judgment, attorneys' fees, fines and amounts paid in settlement actually and reasonably incurred in any matter in which the director acted in good faith and in a manner he reasonably believed to be not opposed to the best interests of the corporation and, in a criminal matter, with no reasonable cause to believe his conduct unlawful. Nevada law provides that the directors of a corporation will not be personally liable for monetary damages for breach of the fiduciary duties as directors, except liability for any of the following:

- any breach of their duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and that we may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. We intend to apply for directors and officers liability insurance for certain losses arising from claims or changes made against them while acting in their capacities as our directors or officers.

We have entered into agreements to indemnify our executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceedings arising out of such person's services as our director or executive officer or at our request. We also maintain directors' and officers' liability insurance. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Furthermore, there is no threatened litigation or proceeding that might result in a claim for indemnity by these individuals.

Employment Agreements

Gregory S. Anderson. On February 10, 2000, we entered into an employment agreement with Mr. Anderson for an initial term of three years subject to annual extensions thereafter, effective upon completion of the offering. Under this employment agreement, Mr. Anderson serves as our President and Chief Executive Officer at a base salary of $175,000. The base salary may be increased from time to time in accordance with our regular administrative practices as applied to our officers. In addition, Mr. Anderson may participate in our employee fringe benefit plans or programs generally available to employees of comparable status and position. Mr. Anderson's agreement requires the board to establish an annual incentive compensation bonus plan for senior executives in which Mr. Anderson will participate. The board has not yet established the plan, and its terms have not yet been determined.

Mr. Anderson is entitled to terminate his employment at any time upon at least 30 days written notice to us. In the event that we terminate Mr. Anderson without cause, or he voluntarily terminates within 180 days following the occurrence of an event constituting good reason, we will pay him severance pay in the amount equal to one-twelfth of 100% of his highest annual compensation for the three years preceeding termination, at normal payroll intervals, for 18 months. Upon termination of Mr. Anderson's employment for cause, due to his death, or without good reason, we will have no obligation to Mr. Anderson other than the payment of his earned and unpaid compensation to the effective date of termination.

Under his employment agreement, Mr. Anderson is subject to restrictive covenants, including confidentiality provisions. Also, during his employment and for 18 months after termination of employment with us, Mr. Anderson is subject to a non-competition provision.

J. Mikel Echeverria. On February 10, 2000, we entered into an employment agreement with Mr. Echeverria in substantially the same form as that described for Mr. Anderson. Mr. Echeverria serves as our Chairman and Executive Vice President at a base annual salary of $150,000.

Brian N. Burns. On March 15, 2000, we entered into an employment agreement with Mr. Burns in substantially the same form as that described for Mr. Anderson. Mr. Burns serves as our Senior Vice President and Chief Financial Officer at a base salary of $195,000. Under his employment agreement, Mr. Burns is entitled to severance pay for 18 months, and is subject to a non-competition provision during his employment and for two years after termination of his employment with us. He was also granted options to purchase 187,500 shares of our stock at the lesser of the initial public offering price or $13.00 per share. The options vest in increments of 46,875 vesting on March 15, 2000 and six months, twelve months and 18 months from the effective date of the agreement.

Sherwood H. Chapman. On February 10, 2000, we entered into an employment agreement with Mr. Chapman in substantially the same form as that described for Mr. Anderson. Mr. Chapman serves as our Vice President of Engineering and Development at a base salary of $125,000.

Robert F. Theilmann. On March 1, 1997, we entered into an employment agreement with Mr. Theilmann in substantially the same form as that described for Mr. Anderson. Mr. Theilmann serves as our Vice President and Treasurer at a base salary of $130,000. Under his employment agreement, Mr. Theilmann is entitled to severance pay for 12 months, and is subject to a non-competition provision during his employment and for two years after termination of employment with us.

A. Bruce Oliver. On March 1, 1997, we entered into an employment agreement with Mr. Oliver in substantially the same form as that described for Mr. Anderson. Mr. Oliver serves as our Senior Vice President of Sales & Marketing and Co-Founder at a base salary of $100,000. Under his employment agreement, Mr. Oliver is entitled to severance pay for 12 months and is subject to a non-competition provision during his employment and for two years after termination of employment with us.

Deborah L. Fain. On March 1, 1997, we entered into an employment agreement with Ms. Fain in substantially the same form as that described for Mr. Anderson. Ms. Fain serves as our Senior Vice

President of Customer Service at a base salary of $115,000. Under her employment agreement Ms. Fain is entitled to severance pay for 12 months and is subject to a non-competition provision during her employment and for two years after termination of employment with us.

Gary G. Gorden. On February 10, 2000, we entered into an employment agreement with Mr. Gorden for an initial term of three years. Under this agreement, Mr. Gorden serves as our Vice President of Sales and Marketing at a base salary of $160,000. In addition, Mr. Gorden is entitled to participate in our employee fringe benefit programs generally available to similarly situated executives. He was also granted options to purchase 112,500 shares of our stock at the initial public offering price. If Mr. Gorden is terminated without cause, all of these options vest and he is entitled to 90 days severance pay if termination occurs during the first year of the agreement or 180 days if it occurs thereafter.

PRINCIPAL STOCKHOLDERS

The following table shows information regarding beneficial ownership of our common stock as of February 15, 2000 by:

- each of our directors and executive officers;
- all directors and executive officers as a group; and
- each person known by us to be the beneficial owner of more than five percent of our common stock.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock Beneficially Owned	
		Before Offering	After Offering
Dominion Fund IV L.P.(2) 44 Montgomery Street, Suite 4200 San Francisco, CA 94104	3,951,380	23.4%	18.1%
Paradise Canyon Ventures L.L.C 5239 East Paradise Canyon Road Paradise Valley, AZ 85263	1,090,103	6.5%	5.0%
Aztore Holdings, Inc.(3) 3710 East Kent Drive Phoenix, AZ 85044	960,273	5.7%	4.4%
Brian S. Smith(4)	3,951,380	23.4%	18.1%
J. Mikel Echeverria(5)	2,869,762	17.0%	13.1%
Gregory S. Anderson(6)	1,680,630	10.0%	7.7%
Sherwood H. Chapman(7)	1,290,075	7.7%	5.9%
Michael S. Williams(8)	1,113,910	6.6%	5.1%
A. Bruce Oliver(9)	585,825	3.5%	2.7%
Robert F. Theilmann(10)	177,187	1.1%	0.8%
Deborah L. Fain(11)	65,625	*	*
Brian N. Burns(12)	45,000	*	*
Alan W. Ware(13)	7,500	*	*
Gary G. Gorden	—	—	
Tony M. Astorga	—	—	
All executive officers and directors as a group (12 persons)(14)	11,786,895	69.9%	53.9%

* Less than one percent.

(1) Includes shares of common stock issuable upon exercise of stock options exercisable within 60 days after February 15, 2000.

(2) Includes 3,896,103 shares held by Dominion Fund IV, L.P., and 55,276 shares issuable upon exercise of warrants held by Dominion Capital Management IV, L.L.C., which is the general partner of Dominion Fund IV, L.P.

(3) Includes 337,500 shares issuable upon exercise of a warrant and 37,500 shares issuable upon conversion of a convertible note payable assuming a share conversion price of $12.00 per share.

(4) Includes 3,896,103 shares held by Dominion Fund IV, L.P. and 55,276 shares issuable upon exercise of a warrant held by Dominion Ventures, Inc. which manages the assets of Dominion Fund IV L.P., and Dominion Capital Management IV, L.L.C. Mr. Smith is a general partner of Dominion Ventures, Inc. which manage the assets of Dominion Fund IV, L.P. and Dominion Capital

Management IV, L.L.C. Mr. Smith disclaims beneficial ownership of shares held by Dominion Fund IV, L.P. and Dominion Capital Management IV, L.L.C.

(5) Includes 18,750 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000, 11,250 shares owned by Mr. Echeverria's spouse, and 10,312 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000, which are held by Mr. Echeverria's daughter.

(6) Includes 170,625 shares issuable upon exercise of warrants, and 306,247 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000 and 1,090,103 shares held by Paradise Canyon Ventures, L.L.C. Mr. Anderson is the managing member of Paradise Canyon Ventures.

(7) Includes 15,937 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000.

(8) Includes 37,500 shares issuable upon exercise of stock options, 5,939 shares owned by Mr. Williams' spouse, 37,500 shares issuable upon conversion of a note payable assuming a share conversion price of $12.00 per share, 585,237 shares held by Aztore Holdings, Inc. and 337,500 shares issuable upon exercise of warrants held by Aztore Holdings, Inc. Mr. Williams is president and chief portfolio officer of Aztore Holdings, Inc.

(9) Includes 9,375 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000.

(10) Includes 125,938 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000 and 45,000 shares issuable upon exercise of warrants.

(11) Includes 65,625 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000.

(12) Includes 45,000 shares issuable within 60 days of February 15, 2000.

(13) Includes 7,500 shares issuable upon exercise of stock options exercisable within 60 days of February 15, 2000.

(14) Includes 642,185 shares subject to exercisable options and 608,401 shares issuable upon exercise of warrants. Includes 3,896,103 shares held by Dominion Fund IV, L.P., 1,090,103 shares held by Paradise Canyon Ventures, L.L.C., and 585,237 shares held by Aztore Holdings, Inc.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Common Stock Issuances to Founders

As of January 5, 1996, we had issued 5,913,788 shares of common stock to our founders, initial employees and vendors. During the remainder of 1996 we issued an additional 832,500 shares of common stock to three institutional investors and others in exchange for approximately $179,000. In 1997, 1998 and 1999, we issued 33,748, 105,248 and 356,539 common shares, respectively, at an average price per share of $0.21. These issuances of common stock were made principally to employees upon their exercise of stock options.

Preferred Stock Financings

We used funds raised in our three preferred stock financings:

- to expand our business operations, including the acquisition of additional computer hardware to support our software development programs;
- to hire additional personnel;
- to fund our initial marketing efforts; and
- for other general corporate purposes related to expansion of our business.

All of the outstanding shares of Series A, Series B and Series C preferred stock will automatically be converted into 0.75 shares of our common stock upon the consummation of this offering. We will use 2.1 million approximately of the net proceeds of this offering to pay accumulated dividends on the preferred stock.

Series A Preferred Stock Financing

During 1996, we issued an aggregate of 2,811,382 shares of Series A preferred stock at prices ranging from $0.62 to $0.70 per share for an aggregate amount of approximately $1.8 million. Gregory S. Anderson, who became our president and chief executive officer on April 15, 1998, was the general partner of the purchaser of 1,178,571 shares of our Series A preferred stock. The purchaser has no other relationship with us.

Series B Preferred Stock Financing

On March 15, 1996, we issued an aggregate of 160,000 shares of Series B preferred stock at $0.50 per share for an aggregate amount of $80,000 to eight individual investors, none of whom has a relationship with us or owns more than 5% of our stock on a fully diluted basis.

Series C Preferred Stock Financing

On May 29, 1998, we issued 5,194,805 shares of Series C preferred stock to Dominion Fund IV, LP, at $.77 per share for an aggregate amount of $4,000,000. Brian S. Smith, one of our directors, is a member of Dominion Management IV, L.L.C., the general partner of Dominion Fund IV. Six individual holders of shares of Series A and Series B preferred stock, none of whom has a relationship with us or owns more than 5% of our stock on a fully diluted basis, exercised their contractual right to participate and purchased an aggregate of 441,520 shares of Series C preferred stock. On September 21, 1998, we sold an additional 974,026 shares of Series C preferred stock to two institutional investors, and two stockholders exercised their participation right and purchased 216,632 shares. None of these investors have a relationship with us or own more than 5% of our stock on a fully diluted basis. Therefore, during 1998 we sold an aggregate of 6,826,983 shares of Series C preferred stock at $0.77 per share for an aggregate amount of $5,256,777.

Each share of our preferred stock will be converted into 0.75 shares of our common stock upon closing of this offering. Based upon a per share price of $12.00, the aggregate value of the Series A, B and

C classes of preferred stock and a warrant that converts 73,702 shares of Series C preferred stock is $25,752,438, $1,440,000 and $62,106,159, respectively.

Transactions With Insiders

Between December 1, 1997 and May 31, 1998, we borrowed funds from Gregory S. Anderson, our President and Chief Executive Officer, and from Robert F. Theilmann, our Vice President and Treasurer. During this period, Mr. Anderson lent us an aggregate of $750,000 in four transactions, and Mr. Theilmann lent us an aggregate of $300,000 in four transactions. These loans were used for general corporate purposes, bore interest at 9-12% per annum and were repaid with a portion of the proceeds of our issuance of Series C preferred stock on May 29, 1998. In connection with these loans, we issued warrants to purchase 105,000 shares of common stock to Mr. Anderson and 45,000 shares of common stock to Mr. Theilmann, at an exercise price of $1.05 per share.

On September 30, 1999, we borrowed $200,000 from Mr. Theilmann. This loan bore interest at 12% per annum, was used for general corporate purposes, and was repaid in full on November 1, 1999.

Mr. Anderson has personally guaranteed our repayment of up to $350,000 of tenant improvements being installed in our new facilities. In consideration for his guarantee, on October 22, 1999 we issued to Mr. Anderson a warrant to purchase 65,625 shares of common stock at $1.40 per share.

Between July 1, 1999 and January 15, 2000, we borrowed an aggregate of $900,000 under a convertible note due September 1, 2004 from Aztore Holdings, Inc. Aztore beneficially owns 1,076,409 shares of our common stock and is controlled by Michael S. Williams, one of our directors. In connection with this loan, we issued to Aztore (i) a $900,000 note which bears interest at 10% per annum and which upon the consummation of this offering will automatically be converted into common stock at the per share price to the public set forth on the cover page of this prospectus, and (ii) a warrant to purchase 337,500 shares of common stock at $1.67 per share. In addition, we borrowed $562,500 from Aztore Holdings, Inc. under a 12% note during 2000.

In March 1999, we entered into a three-year master lease agreement with Dominion Capital Management, L.L.C.. The general partners of Dominion Fund IV, LP are members of Dominion Capital Management, L.L.C., which is the beneficial owner of approximately 23.8% of our common stock prior to this offering. The agreement functions as a $1,250,000 line of credit for the purchase, sale and leaseback of equipment. All equipment purchases must be approved by Dominion Capital Management as the lessor, who in turn leases the equipment to us. At December 31, 1999, remaining availability under this agreement was approximately $400,000. In connection with this transaction, we issued Dominion Capital Management warrants to purchase 73,702 shares of our Series C preferred stock at $0.77 per share. The Series C preferred stock is convertible into our common stock on a one-for-one basis.

We believe that the terms of each of these transactions were on terms no less favorable to us than could have been obtained at the time of the transaction on an arm's length basis.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock will, upon the closing of this offering, consist of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. No other class of capital stock will be authorized. The following information relates only to our articles of incorporation and bylaws, as they will be adopted by the closing of this offering.

Common Stock

Upon the closing of this offering, we expect to have 14,438,903 shares of common stock issued and outstanding, excluding the shares sold in the offering but including the conversion of the convertible note, the warrant, and the preferred stock.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. As of the date of this prospectus, there are 109 holders of record of our common stock. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of common stock are entitled to receive dividends when, as, and if declared by the board of directors out of legally available funds. Upon liquidation or dissolution, the holders of common stock will be entitled to share ratably in the assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that is issued or may be issued in the future.

Preferred Stock

Upon the closing of this offering, no shares of preferred stock will be issued and outstanding. Each outstanding share of Series A preferred stock, Series B preferred stock and Series C preferred stock will automatically convert into one fully paid, nonassessable share of common stock immediately upon the consummation of this offering.

Our board of directors may, without further action by our stockholders, from time to time direct the issuance of preferred stock in one or more series, and may, at the time of issuance, fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and the designation thereof.

Warrants

At December 31, 1999, we had warrants outstanding for the purchase of an aggregate of 860,932 shares of common stock. These warrants have exercise prices ranging from $0.69 to $1.67 per share and a weighted average per share exercise price of $1.45, and were held by approximately 15 persons. The warrants are currently exercisable and have various expiration dates that range from November 13, 2001 to September 15, 2008.

In June 1999, we entered into an agreement with Platinum Equity Holdings, a investment company, under which we may issue warrants to Platinum Equity Holdings to purchase up to 499,723 shares of common stock, with an exercise price of $2.00, $4.00 or $8.00 per share, depending on the date the warrant is issued. The number of warrants that may be issued from time to time is determined by the level of individual enrollment we realize from the various benefit plans that we service. Issued warrants will expire on December 31, 2002. To date we have issued no warrants pursuant to this agreement.

Convertible Note

On July 20, 1999, we entered into a $900,000 convertible note purchase agreement with Aztore Holdings, Inc., which is one of our stockholders. The entire principal amount of this note will automatically convert, upon the consummation of this offering, into fully paid and nonassessable shares of our common stock at a price per share equal to the public offering price per share in this offering. In connection with this transaction, we issued to Aztore Holdings, Inc. a warrant to purchase an aggregate of 337,500 shares of our common stock, with an exercise price of $1.67 per share. This warrant expires on September 1, 2004.

Registration Rights

After the 180-day period following the consummation of this offering, the holders of approximately 7,453,773 shares of common stock and the holders of warrants to purchase approximately 571,606 shares of common stock have rights to require us to register their shares for sale under the Securities Act. In addition, Platinum Equity Holdings has a contingently issuable warrant to purchase up to 499,723 shares of common stock, the exact number of shares to be determined by the number of lives covered by benefit plans we service. As of December 31, 1999, Platinum Equity was not entitled to purchase any shares of common stock. Platinum will have rights to require us to register shares that are issued upon the exercise of the warrant.

Under a shareholder rights agreement and under warrant agreements, if we propose to register any of our securities for sale, either for our own account or for the account of another holder, those who are parties to the shareholder rights agreement or the warrant agreements are entitled to include their shares in our registration. These stockholders and warrantholders also have the right to demand that we register their shares on one occasion on a form other than a Form S-3 and on two occasions using Form S-3 if we are eligible to use Form S-3.

All of the above registration rights are subject to conditions and limitations, including the right of the lead underwriters to limit the number of shares included in a registration and to exclude with sole discretion holders' shares from a registration initiated by us for our account. We have agreed to pay all expenses in connection with any registration, other than underwriting discounts and commissions. We are not required to honor demands for registration within six months after the effective date of any registration statement (other than a registration statement covering only shares issuable pursuant to employee stock option plans or other employee benefit plans). We can defer demand registration requests for up to 90 days if our board of directors determines in good faith that a registration would be materially detrimental to us. The registration rights with respect to any holder will terminate seven years after the effective date of this offering.

Anti-Takeover Effects of Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

Effective upon the consummation of this offering, we will amend and restate our articles of incorporation. Some provisions of our amended and restated articles of incorporation, our bylaws and provisions of Nevada law could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders.

Our amended and restated articles of incorporation will provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year, which means that, generally, at least two shareholders meetings will be required for shareholders to effect a change in control of the board of directors. In addition, our bylaws authorize a majority of the board of directors to remove any director from office for cause. Holders of at least two-thirds of the outstanding shares of voting stock with respect to an election of directors may remove a director only for cause.

Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors or one of its committees, of candidates for election as director as well as

for other stockholder proposals to be considered at the stockholders' meetings. Notice of director nominations and stockholder proposals must be timely given in writing to our secretary not less than 90 days nor more than 120 days prior to the meeting at which the directors are to be elected or the matters are to be acted upon, and must contain information specified in the bylaws. However, in the event that less than 100 days' notice or prior public disclosure of the meeting is given or made to stockholders, notice by stockholders in order to be timely must be given in writing to our secretary not later than the close of business on the tenth day following the day on which the notice of the meeting was mailed or such public disclosure was made.

In addition, unless otherwise provided by Nevada law or our amended and restated articles of incorporation, our bylaws give the chairman of the board of directors, or other persons authorized by the board of directors, the discretion to vote proxies submitted to us on any matters transacted at any meeting of the stockholders not covered in the notice of such meeting.

Our amended and restated articles of incorporation will provide that an action required or permitted to be taken at any annual or special meeting of the stockholders may only be taken at a duly called annual or special meeting of the stockholders. This provision prevents stockholders from initiating or effecting any action by written consent which could result in delaying a change in control.

Our amended and restated articles of incorporation will require the affirmative vote of the holders of at least two-thirds of our combined voting power to amend, repeal or adopt any provision inconsistent with respect to the limitation of liability, indemnification and supermajority provisions of the amended and restated articles of incorporation. However, supermajority voting is not applicable to any amendment to the amended and restated articles of incorporation, and such amendment only requires such affirmative vote as provided for by Nevada law, if the amendment is approved by a majority of disinterested directors.

Our amended and restated articles of incorporation will include a fair price provision that ensures that stockholders receive fair compensation in consideration for various business combinations resulting in a financial benefit to a stockholder who, together with affiliates and associates, owns (or within two years prior to the determination of such interested status, did own) 10% or more of our voting stock. Generally, the affirmative vote of the holders of at least 85% of our combined voting power is required to approve business combinations. However, only a majority vote of our stockholders is required to approve such a combination if the transaction:

- does not involve the receipt of any cash or other compensation by our stockholders;
- is approved by a majority of the board of directors either in advance of or subsequent to the acquisition of the stated shares of capital stock; or
- satisfies the fairness standards as prescribed in the amended and restated articles of incorporation.

Our amended and restated articles of incorporation will authorize the board of directors to issue up to 10,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by our stockholders. The rights of the holders and the market value of our common stock may be adversely affected by the rights of the holders of any series of preferred stock that may be issued in the future. Furthermore, our board could, without stockholder approval, use our preferred stock to adopt a "poison pill" takeover defense mechanism.

Section 78.438 of the Nevada Statute prohibits a publicly-held Nevada corporation from engaging in any "combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "combination" includes, without limitation, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 10% or more of a corporation's voting stock.

The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in you receiving a premium over the market price for your shares of common stock.

Listing

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "QCSI."

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Securities Transfer & Trust, Inc., Denver, Colorado. Its telephone number is (303) 984-4100.

SHARES ELIGIBLE FOR FUTURE SALE

Upon consummation of the offering, we will have outstanding 19,958,205 shares of common stock or 20,708,205 shares if the underwriters over-allotment option is exercised in full, in each case excluding 860,932 shares underlying warrants and 2,350,188 shares underlying outstanding options. Of these shares, all of the shares sold in this offering (5,000,000 shares or 5,750,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act except for any shares purchased by an "affiliate," which will be subject to the limitations of Rule 144 of the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining outstanding shares of common stock will be "restricted securities" as defined in Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144. In addition, our executive officers, directors, and existing stockholders, who own an aggregate of 12,012,870 shares of our common stock prior to this offering, have signed lock-up agreements in which they have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible into or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. Immediately following this offering, the shares subject to the lock-up agreements will represent approximately 63% of the then outstanding shares of common stock (60% if the underwriters' over-allotment option is exercised in full). While the underwriters have indicated no present intention to waive these restrictions, were they to do so, up to approximately an additional 12,012,870 shares of our Common Stock could be available for sale during the period following the offering, which could harm our stock price or make it more difficult to sell our shares.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including persons who are affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the then outstanding shares of our common stock, approximately 199,582 shares immediately after this offering; or
- the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information.

Rule 144(k)

Under Rule 144(k), a person who has not been one of our affiliates during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is free to sell such shares without regard to the volume, manner-of-sale or certain other limitations contained in Rule 144. Upon completion of this offering, holders of 1,683,899 shares of our common stock will be eligible to freely sell those shares under Rule 144(k). However 117,315 of these shares will be subject to the 180 day lock-up agreements described above.

Prior to this offering, there has been no public market for our common stock and we can make no predictions about the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, may cause the market prices of our common stock to decline.

Registration Rights

After the 180-day period following the closing of this offering, the holders of approximately 7,453,773 shares of common stock and holders of warrants to purchase approximately 571,606 shares of common stock, will have rights which require us to register their shares for sale. See "Description of Capital Stock — Registration Rights."

Options

As of December 31, 1999, options to purchase 2,350,188 shares of our common stock were outstanding. At some time following the effectiveness of the offering chosen by the board of directors in its discretion, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock reserved for issuance under our stock option plan. The filing of this registration statement will allow these shares, other than those held by members of management who are deemed to be affiliates, to be eligible for resale without restriction, subject to the lock-up period related to this offering, or further registration upon issuance to participants. After the effective date of the registration statement on Form S-8 and, if applicable, the expiration of the lock-up period related to this offering, shares purchased upon exercise of options granted pursuant to the stock option plan, generally will be available for resale in the public market by non-affiliates without restriction. Sales by our affiliates of shares registered on this registration statement are subject to all of the Rule 144 restrictions except for the one-year minimum holding period requirement.

In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 of the Securities Act to sell shares of our common stock issued upon exercise of stock options beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may also begin selling option shares beginning 90 days after the date of this prospectus but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement and for the 180 days lock-up period related to this offering.

UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following general discussion summarizes some of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder of common stock. A non-U.S. holder is a holder of common stock that is not, for United States federal income tax purposes, any of the following:

- a citizen or resident of the United States;
- a corporation, partnership or other entity created or organized in or under the laws of the United States or any of its political subdivisions;
- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust whose administration is subject to the primary supervision of a U.S. court, and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

This discussion does not consider all aspects of U.S. federal income and estate taxation or the specific facts and circumstances that may be relevant to particular non-U.S. holders in light of their personal circumstances, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates, and does not address the treatment of those holders under the laws of any state, local or foreign taxing jurisdiction. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, or the "Code," Treasury regulations under the Code, and administrative and judicial interpretations of the Code. This discussion is based on the provisions of the Code as they are in effect on the date of this prospectus. All of these provisions are subject to change or different interpretation on a possibly retroactive basis. This discussion is limited to non-U.S. holders who hold the common stock as a capital asset. Each prospective holder is urged to consult its tax advisor with respect to the United States federal income and estate tax consequences of acquiring, holding and disposing of common stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of common stock generally will be subject to United States federal withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. Provided that such non-U.S. holder complies with applicable certification and disclosure requirements, there will be no withholding tax with respect to dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a United States permanent establishment of such non-U.S. holder). Instead, the "effectively connected" dividends will be subject to net U.S. federal income tax in the same manner as dividends paid to United States citizens, resident aliens and domestic United States corporations. Any effectively connected dividends received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

Under currently effective United States Treasury regulations, dividends paid prior to January 1, 2001 to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations that will generally be effective for distributions after December 31, 2000, or the "Final Withholding Regulations," however, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Final Withholding Regulations, in the case of common stock held by a foreign partnership, (1) the certification requirements would generally be applied to the partners of the partnership and (2) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Final Withholding Regulations provide look-through rules for tiered partnerships.

A non-U.S. holder of common stock that is eligible for a reduced rate of United States withholding tax under a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain On Disposition Of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax for gain recognized on a sale or other disposition of common stock unless one of the following conditions is satisfied:

- the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States by such non-U.S. holder). The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates. Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty;

- in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist;

- we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period. We believe we are not currently, and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes. Further, even if we were to become a "United States real property holding corporation" for U.S. federal income tax purposes, any gain recognized by a non-U.S. holder still would not be subject to U.S. tax if the shares were considered to be "regularly traded on an established securities market," and the non-U.S. holder did not hold, directly or indirectly at any time during the shorter of the periods described above, more than 5% of the common stock; or

- the non-U.S. holder is subject to tax under certain provisions of the Code applicable to U.S. expatriates.

Federal Estate Tax Consequences

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the United States Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence. Under current law, United States information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above, and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not subject to withholding because an applicable tax treaty reduces or eliminates the withholding. Otherwise, backup withholding of United States federal income tax at a rate of 31% may apply to dividends paid with respect to common stock to holders that are not "exempt recipients" and that fail to provide certain information including the holder's United States taxpayer identification number.

Under current law, generally, unless the payor of dividends has actual knowledge that the payee is a United States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Final Withholding Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Final Withholding Regulations.

In general, United States information reporting and backup withholding requirements also will not apply to a payment made outside the United States of the proceeds of a sale of common stock to or through an office outside the United States of a non-United States broker. However, United States information reporting, but not backup withholding, requirements will apply to a payment made outside the United States of the proceeds of a sale of common stock through an office outside the United States of a broker that is a United States person or a "United States related person" that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, that is a "controlled foreign corporation" for United States federal income tax purposes, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of common stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such non-U.S. holder's federal income tax liability, if any, provided that the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter the number of shares of common stock set forth opposite the name of each underwriter:

Name	Number of shares
Salomon Smith Barney Inc.	
Warburg Dillon Read LLC	
CIBC World Markets Corp.	
Total	5,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock included in this offering are subject to approval of purchase by underwriters' counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

The underwriters propose to offer some of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares of common stock to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock to cover over-allotment, if any. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to the conditions stated above, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

At our request, the underwriters have reserved up to five percent of the common stock offered by this prospectus for sale to our employees and their friends and family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. This directed share program will be administered by Salomon Smith Barney Inc. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

We, our officers, directors and our existing shareholders, who own an aggregate of shares of our common stock prior to this offering, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus, and may grant additional options under our share option plan. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for the ordinary shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the shares will develop and continue after this offering.

We have applied to list our common stock on the Nasdaq National Market under the symbol "QCSI".

The following table shows the underwriting discount and commissions to be paid to the underwriters by us in connection with this offering, which fee will be a percentage of the initial offering price. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us	
	No Exercise	**Full Exercise**
Per Share	$	$
Total	$	$

In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares of common stock originally sold by that syndicate member.

Any of these activities may cause the price of the ordinary shares to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

We estimate that our total expenses for this offering, excluding the underwriting discount, will be $1,000,000.

We have agreed to indemnify the underwriters against liabilities to which they become subject, including liabilities that may arise under the Securities Act of 1933, the Securities Exchange Act of 1934, or other federal or state statutory law or regulation, at common law or otherwise, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

LEGAL MATTERS

Bryan Cave LLP, Phoenix, Arizona, will pass upon the validity of the issuance of our common stock and certain other legal matters related to this offering. Cravath, Swaine & Moore, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

In July 1999, we replaced our independent auditors, KPMG LLP, with Deloitte & Touche LLP. This action was unanimously approved by our board of directors. The board of directors took this action based upon its analysis of the services provided and to be provided by the respective firms and the Company's expanding business needs. The change did not result from, relate to or follow any existing or previous accounting disagreement with KPMG LLP. KPMG LLP had not expressed any disclaimer of opinion, adverse opinion, qualification or limitation regarding our financial statements or the audit process and there had been no reportable events within the meaning of Item 304, Regulation S-K, prior to the change.

We requested that KPMG LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with the above statements. A copy of such letter is filed as an exhibit to the registration statement which includes this prospectus.

Prior to engaging Deloitte & Touche LLP as our new independent accountants, we did not seek or request advice from Deloitte & Touche LLP concerning any matters relating to our financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the Securities and Exchange Commission under the Securities Act with respect to the common stock offered in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained at prescribed rates from the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Commission referred to above.

We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

QUALITY CARE SOLUTIONS, INC.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Quality Care Solutions, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheets of Quality Care Solutions, Inc. (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, changes in preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and its results of operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

January 20, 2000

QUALITY CARE SOLUTIONS, INC.

BALANCE SHEETS
December 31, 1998 and 1999

	1998	1999	Pro Forma 1999 (Unaudited)
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$ 1,394,978	$ 297,382	
Accounts receivable — net of allowance of $0 and $155,000	599,463	832,678	
Deposits and prepaid expenses	52,880	93,285	
Total current assets	2,047,321	1,223,345	
PROPERTY AND EQUIPMENT — Net	683,919	1,141,271	
DEPOSITS	21,532	79,676	
TOTAL	$ 2,752,772	$ 2,444,292	
LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)			
CURRENT LIABILITIES:			
Accounts payable	$ 117,297	$ 513,207	
Accrued wages, salaries and commissions	24,547	60,657	
Customer advances and deferred revenue	53,808	301,675	
Other accrued liabilities	26,291	129,899	
Current portion of capital lease obligations	116,845	361,069	
Total current liabilities	338,788	1,366,507	
CAPITAL LEASE OBLIGATIONS — Less current portion	76,962	451,089	
NOTE PAYABLE TO SHAREHOLDER		591,946	$ —
Total liabilities	415,750	2,409,542	
COMMITMENTS AND CONTINGENCIES (Notes 1, 4, 5, 6, 10 and 11)			
PREFERRED STOCK:			
Preferred stock, Series A, no par value, $2,002,967 liquidation value, 2,861,382 shares authorized; 2,861,382 shares issued and outstanding	1,812,742	2,002,967	—
Preferred stock, Series B, no par value, $80,000 liquidation value, 160,000 shares authorized; 160,000 shares issued and outstanding	80,000	80,000	—
Preferred stock, Series C, no par value, $5,256,777 liquidation value, 6,900,685 shares authorized; 6,826,983 shares issued and outstanding	5,256,777	5,256,777	—
Total preferred stock	7,149,519	7,339,744	—
STOCKHOLDERS' EQUITY (DEFICIT):			
Common stock, no par value, 100,000,000 shares authorized; 6,885,284, 7,241,823 and 14,720,874 shares issued and outstanding	6,885	7,242	14,721
Additional paid in capital	202,043	324,702	8,305,664
Accumulated deficit	(5,021,425)	(7,636,938)	(7,632,438)
Total stockholders' equity (deficit)	(4,812,497)	(7,304,994)	687,947
TOTAL	$ 2,752,772	$ 2,444,292	

See notes to financial statements.

QUALITY CARE SOLUTIONS, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 1997, 1998 and 1999

	1997	1998	1999
REVENUES:			
System sales	$ 1,967,426	$ 2,334,496	$ 4,319,442
Support services	631,000	771,105	2,373,570
Total revenues	2,598,426	3,105,601	6,693,012
Cost of revenues	1,127,057	1,998,978	3,846,845
Gross profit	1,471,369	1,106,623	2,846,167
EXPENSES:			
Research, development and engineering	1,368,347	1,855,655	2,169,525
General and administrative	737,434	1,031,664	1,551,349
Selling and marketing	423,504	1,022,366	1,503,874
Total expenses	2,529,285	3,909,685	5,224,748
LOSS FROM OPERATIONS	(1,057,916)	(2,803,062)	(2,378,581)
OTHER (EXPENSE) INCOME — Net:			
Interest expense	(32,549)	(81,100)	(81,218)
Interest income	13,831	66,297	18,305
Other	8,322	(34,208)	16,206
Total other expense	(10,396)	(49,011)	(46,707)
NET LOSS	(1,068,312)	(2,852,073)	(2,425,288)
LESS PREFERRED DIVIDENDS AND ACCRETION	(318,445)	(982,995)	(2,076,226)
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$(1,386,757)	$(3,835,068)	$(4,501,514)
NET LOSS PER SHARE — Basic and diluted	$ (0.21)	$ (0.56)	$ (0.65)
WEIGHTED AVERAGE SHARES USED IN CALCULATING LOSS PER SHARE — Basic and diluted	6,751,537	6,862,709	6,959,852
PRO FORMA NET LOSS PER SHARE (Unaudited) — Basic and diluted			$ (0.17)
SHARES USED IN CALCULATING PRO FORMA (Unaudited) LOSS PER SHARE			14,438,903

See notes to financial statements

QUALITY CARE SOLUTIONS, INC.

STATEMENT OF CHANGES IN PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Years Ended December 31, 1997, 1998 and 1999

	Preferred Stock — Series A		Preferred Stock — Series B		Preferred Stock — Series C		Total Preferred Stock	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount			
BALANCE, JANUARY 1, 1997	2,811,382	$1,762,742	160,000	$80,000			$1,842,742	6,746,288	$6,746	$172,529	$(1,101,040)	$ (921,765)
Exercise of 33,748 stock options								33,748	34	7,166		7,200
Series A preferred stock issued	50,000	50,000					50,000					
Net loss											(1,068,312)	(1,068,312)
BALANCE, DECEMBER 31, 1997	2,861,382	1,812,742	160,000	80,000			1,892,742	6,780,036	6,780	179,695	(2,169,352)	(1,982,877)
Exercise of 105,248 stock options								105,248	105	22,348		22,453
Series C preferred stock issued					6,826,983	$5,256,777	5,256,777					
Net loss											(2,852,073)	(2,852,073)
BALANCE, DECEMBER 31, 1998	2,861,382	1,812,742	160,000	80,000	6,826,983	5,256,777	7,149,519	6,885,284	6,885	202,043	(5,021,425)	(4,812,497)
Exercise of 356,539 stock options								356,539	357	77,624		77,981
Warrants issued										45,035		45,035
Accretion of Series A preferred		190,225					190,225				(190,225)	(190,225)
Net loss											(2,425,288)	(2,425,288)
BALANCE, DECEMBER 31, 1999	2,861,382	$2,002,967	160,000	$80,000	6,826,983	$5,256,777	$7,339,744	7,241,823	$7,242	$324,702	$(7,636,938)	$(7,304,994)

See notes to financial statements.

QUALITY CARE SOLUTIONS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 1997, 1998 and 1999

	1997	1998	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(1,068,312)	$(2,852,073)	$(2,425,288)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	147,808	223,051	445,443
Provision for bad debts	22,500	28,000	188,500
Changes in operating assets and liabilities:			
Accounts receivable	(94,363)	(448,936)	(421,715)
Deposits and prepaid expenses	(20,782)	41,058	(40,405)
Accounts payable	(89,383)	104,425	395,910
Accrued wages, salaries and commissions	(227,796)	3,547	36,110
Other accrued liabilities	(56,853)	21,716	351,475
Net cash used in operating activities	(1,387,181)	(2,879,212)	(1,469,970)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Equipment acquisitions	(175,969)	(502,195)	
Proceeds from sale of equipment	157,481		
Increase in deposits		(3,318)	(43,833)
Net cash used in investing activities	(18,488)	(505,513)	(43,833)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	425,000	1,050,000	800,000
Principal payments under capital lease obligations	(96,718)	(136,506)	(261,774)
Payments on notes payable		(1,475,000)	(200,000)
Common stock issued	7,200	22,453	77,981
Series C preferred stock issued		5,256,777	
Net cash provided by financing activities	335,482	4,717,724	416,207
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,070,187)	1,332,999	(1,097,596)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,132,166	61,979	1,394,978
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 61,979	$ 1,394,978	$ 297,382
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 32,549	$ 81,100	$ 76,169
Capital lease arrangements for furniture and equipment	$ 170,543	$ 53,367	$ 902,795
Preferred Stock — Series A issued for services	$ 50,000		
Accretion of Preferred Stock — Series A			$ 190,225
Warrants issued			$ 45,035

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

1. Organization and Significant Accounting Policies

Organization and Operations — Quality Care Solutions, Inc. (the "Company") was established in 1991 under the name Digital Sciences, Inc. to provide software consulting services and develop systems for health care payors and providers throughout the United States. In 1994, the Company commenced development of a client/server managed care information system and, in January 1995, the Company completed its first installation of its internally developed proprietary health care product, called QMACS®. The Company changed its name to Quality Care Solutions, Inc. in 1996. The Company was re-incorporated in the State of Nevada in April 1997.

Liquidity — The Company has funded their operations since inception primarily through the private placement of common and preferred stock, which generated net proceeds of $7.2 million through December 31, 1999. However, the Company has experienced increasing operating losses and accumulated deficits which have affected the Company's liquidity. During 1999, the Company entered into a master lease agreement related to the financing of equipment acquisitions, which permits the Company to access up to $1,250,000 of capital. The funding includes approximately $400,000 for the purchase by the lessor of equipment which was owned by the Company and approximately $850,000 for the purpose of acquiring new equipment. At December 31, 1999, amounts available under this financing arrangement totaled approximately $400,000 (Note 4). Additionally, in October 1999, the Company entered into a $900,000 borrowing agreement for working capital requirements. At December 31, 1999, approximately $300,000 was available under this agreement (Note 4). The Company is in the process of preparing to file an initial public offering ("IPO"), the proceeds of which would be used in part, to provide working capital. In the event the IPO is not successful additional financial resources of approximately $3 million will be needed during 2000. Management intends to obtain financing from existing shareholders of the Company, who have confirmed their ability and intent to provide financial support through December 31, 2000. Additionally, management may revise anticipated expenditures in order to conserve resources. Management believes that these actions and plans will provide sufficient working capital for the Company.

Revenue Recognition — The Company licenses its software products under nonexclusive, nontransferable license agreements. In addition, the Company provides support services through its consulting and customer support organizations, including project management, system planning, design and implementation, custom modifications, training and support services. System sales license fees recur and are recognized monthly under contracts based on the number of members serviced or claims processed by the customer (i.e., per member per month or based on the amount of claims processed in a given month). To a lesser extent, system sales include one-time license fees related to specific negotiated contracts. Such fees are recognized when a license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is probable. The Company's contracts have three to five-year terms. Support services are generally billed on an hourly or fixed fee basis and revenues are recognized as the work is performed. The implementation cycle typically ranges from three to nine months.

Cost of revenues — are primarily those costs associated with the implementation and support of our product. These costs are primarily salaries and related expenses for consulting personnel and customer support personnel. There are no significant direct costs of revenues associated with system sales because the only costs associated with system sales are those for the up-front electronic transmission of the software.

Product Development Costs — Development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After technological feasibility is established,

any additional costs would be capitalized. Historically, product development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized.

Cash and Cash Equivalents — The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include checking and money market accounts on deposit with financial institutions.

Property and Equipment — Property and equipment consist primarily of computer equipment, leasehold improvements and office furniture and fixtures. Property and equipment are recorded at cost. Depreciation is recorded over the estimated useful lives of the assets, generally three to five years.

When assets are retired or otherwise disposed of, the related cost of such assets and the accumulated depreciation is removed from the accounts, and any gain or loss is included in the results of operations.

Impairment of long-lived assets — Management evaluates the Company's long-lived assets for events or circumstances indicating that certain assets may be impaired. No impairment losses were recorded in 1999, 1998 or 1997.

Maintenance and repairs that do not improve or extend the life of assets are expensed as incurred. The Company also has entered into capital lease arrangements for computer and office equipment. Depreciation on this equipment is taken using the straight-line method over the estimated life of the equipment or term of the lease, whichever is shorter, and is included in depreciation expense.

Income Taxes — Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Loss Per Share — Loss per share is based upon the weighted average number of common shares outstanding during the respective periods. Common share equivalents, which include stock options and warrants, are not included in the calculation for any loss periods presented, as their inclusion would be anti-dilutive. Basic and diluted loss per share is the same for all periods presented. Such amounts have been adjusted to reflect the anticipated 4 for 3 reverse stock split which will occur prior to closing of the IPO.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation — The Company applies the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and provides the pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair-value-based method defined in Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* had been applied (Note 8). In accordance with APB No. 25, compensation expense is recorded on the date an option is granted only if the current market price of the underlying stock exceeds the exercise price.

New Accounting Standard — In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which is effective for fiscal years beginning after June 15, 2000 (as amended). This statement establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or

liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company has not completed the process of evaluating the impact that will result from the adoption of SFAS No. 133.

Reclassifications — Certain reclassifications have been made to the 1997 and 1998 amounts to conform to the 1999 presentation.

2. Accounts Receivable

A summary of changes in the allowance for doubtful accounts for the three-year period ended December 31, 1999 is as follows:

	1997	1998	1999
Balance at beginning of period	$ —	$ 22,500	$ —
Provision for doubtful accounts	22,500	28,000	188,500
Deductions	—	(50,500)	(33,500)
Balance at end of period	$22,500	$ —	$155,000

During 1999, support service revenues have become a more significant portion of total revenues. The allowance for doubtful accounts has increased as a result of the support service revenues.

3. Property and Equipment

Property and equipment are comprised of the following as of December 31:

	1998	1999
Computer equipment	$ 976,871	$1,842,691
Furniture and fixtures	110,199	112,740
Leasehold improvements	25,571	58,802
Other equipment	41,664	42,867
Total	1,154,305	2,057,100
Less accumulated depreciation and amortization	(470,386)	(915,829)
Property and equipment — net	$ 683,919	$1,141,271

The cost of equipment under capital lease at December 31, 1998 and 1999 was approximately $460,000 and $1,090,000, respectively. Accumulated amortization related to equipment under capital lease was $340,000 and $320,000 at December 31, 1998 and 1999, respectively.

4. Related Party Transactions

At December 31, 1998 and 1999, the accounts receivable balance includes approximately $22,000 due from two employees.

During 1998, the Company sold 6,826,983 shares of Series C preferred stock at $0.77 per share. Included in the purchasing group were two stockholders of the Company and a venture capital fund who has a stockholder as a member.

In March 1999, the Company entered into a three-year master lease agreement with one of the preferred stockholders. The lessor received warrants to purchase 73,702 shares of Series C preferred stock (Note 6). The agreement functions as a $1,250,000 line of credit for the purchase, sale and leaseback of equipment. All equipment purchases must be approved by the lessor who in turn leases the equipment to

the Company. At December 31, 1999, remaining availability under the agreement totaled approximately $400,000.

In September 1999, a stockholder and officer of the Company loaned the Company $200,000 at 12 percent for working capital purposes. The loan was repaid in November 1999.

In July 1999, the Company entered into a $900,000 borrowing agreement for working capital requirements with a stockholder. The note bears interest at 10 percent and is due July 1, 2004. In connection with the note, 337,500 warrants were issued to the lender (Note 6). The note automatically converts to common stock upon the successful completion of an IPO. The conversion ratio is based upon the price per share of common stock achieved in the IPO. Approximately $300,000 was available under the agreement at December 31, 1999. In January 2000, the Company borrowed the remaining $300,000 and entered into another 12 percent note with the stockholder to provide $562,500 for future working capital needs.

During 1997, 1998 and 1999, warrants were issued to stockholders in connection with financing arrangements (Note 6).

5. Leases

The Company is obligated under capital leases for certain office and computer equipment which expire at various dates through 2002. These capital lease obligations have interest rates ranging from 5.53 percent to 20.25 percent.

The Company is obligated under noncancelable operating leases for office space and equipment which expire in March 2010. Rent expense under noncancelable operating leases was $254,000, $255,000 and $273,000 in 1997, 1998 and 1999, respectively.

Future minimum lease payments under all leases are as follows at December 31, 1999:

	Capital Leases	Operating Leases
2000	$ 421,847	$ 568,500
2001	357,733	628,500
2002	127,926	493,500
2003		512,400
2004		512,400
Thereafter		2,858,100
Total minimum lease payments	907,506	$5,573,400
Less interest component	(95,348)	
Present value of future minimum lease payments	812,158	
Less current installments	(361,069)	
Long-term portion	$ 451,089	

6. Preferred Stock and Warrants

Preferred Stock — On March 10, 1996, the Company's stockholders approved an amendment to the Articles of Incorporation of the Company to authorize 10,000,000 shares of preferred stock ("Preferred Stock"). The Board of Directors is empowered to establish and to designate each class or special preferences of the preferred shares and to set the terms of such shares (including terms with respect to dividends, liquidation preferences, conversions, redemption, voting rights and preferences). A total of

9,922,067 shares have been reserved for issuance; with 2,861,382 shares being designated as Series A, 160,000 shares being designated as Series B and 6,900,685 shares being designated as Series C.

The Series A and Series B Preferred Stock earn dividends of 15 percent per year and, the Series C Preferred Stock earns dividends of 12 percent per year payable in cash or common stock of the Company. All Preferred Stock dividends will be paid prior to and in preference to any payment of dividends on common stock. The 15 percent dividend for the Series A and Series B stock began accruing January 1, 1997 and July 1, 1996, respectively. The 12 percent dividend for the Series C stock began accumulating May 29, 1998. The dividends in arrears at December 31, 1999 for the Series A, B and C stock totaled approximately $901,000, $42,000 and $943,000, respectively.

The holders of all Series of Preferred Stock have the right to convert four of their shares at anytime into three shares of common stock. It is mandatory upon a qualifying public offering. All Series of Preferred Stock also contain customary anti-dilution provisions, right of first refusal on any equity securities offered by the Company and liquidation preferences.

The liquidation preference of all Preferred Stock series provides that, in case of certain winding up events, each share of Preferred Stock will be entitled to receive an amount equal to its original issue price per share, plus an amount equal to all cumulated but unpaid dividends thereon ("Preference Amount"). After the full Preference Amount has been paid on all outstanding Preferred Stock, any remaining funds and assets of the Company legally available for distribution to stockholders will be distributed ratably among the holders of all capital stock on an as-converted basis. Under certain circumstances, including any liquidation, dissolution or winding up of the Company, a merger or consolidation of the Company, or the sale or transfer of all or substantially all of the assets of the Company, the Preferred Stock may be reclaimed for cash. Due to the nature of these provisions, the Preferred Stock has been classified outside of permanent equity. The Series A Preferred Stock was issued for $.63 per share with a liquidation preference of $.70 per share equating to a preference of approximately $190,000. The initial amount recorded by the Company was adjusted to its preference value through an adjustment to accumulated deficit in 1999, as management believes the conversion of securities is probable. The Series B and C Preferred Stock were issued at prices equivalent to their liquidation preference.

Warrants — During 1997, 1998 and 1999, the Company issued warrants in connection with various transactions discussed as follows:

During 1997 and 1998, the Company issued 18,750 and 131,250 warrants, respectively, at an exercise price of $1.40 to officers of the Company in connection with loans made to the Company. Using the Black-Scholes valuation model, management determined that the value of the warrants issued was not significant and accordingly, no proceeds were allocated to the warrants.

During 1999, the Company issued 65,625 warrants at an exercise price of $1.40 to an officer of the Company in consideration of that officer providing a guarantee for a financing arrangement. Management of the Company has estimated the value of the warrants issued using the Black-Scholes valuation model as approximately $14,800. Proceeds resulting from the issuance of the debt have been allocated between the warrant and the debt. The resulting discount on the debt is being amortized to interest expense over the life of the debt.

During 1999, the Company issued 337,500 warrants at an exercise price of $1.67 concurrently with the closing of the note payable (Note 4). Management of the Company has estimated the value of the warrants issued using the Black-Scholes valuation model as approximately $8,400. Proceeds resulting from the issuance of the note payable have been allocated between the warrant and the debt. The resulting discount on the debt is being amortized to interest expense over the life of the debt.

During 1999, the Company issued 73,702, 10-year warrants to purchase Preferred Stock Series C at an exercise price of $.77 in connection with the master lease financing agreement (Note 4). Management of the Company has estimated the value of the warrants issued using the Black-Scholes valuation model as approximately $21,900. Proceeds resulting from the transaction have been allocated between the warrant and this capital lease obligation. The resulting discount on the debt is being amortized to interest expense over the life of the lease obligation.

The following table summarizes exercise price and maturity of warrants outstanding as of December 31, 1999:

Number of Warrants	Exercise Price	Expiration Date
80,892	$1.40	November 13, 2001
41,250	0.69	November 13, 2001
35,356	1.40	December 9, 2001
76,607	1.40	December 31, 2001
337,500	1.67	September 1, 2004
65,625	1.40	September 1, 2004
18,750	1.40	December 4, 2007
11,250	1.40	January 14, 2008
3,000	1.40	February 14, 2008
48,702	0.77	March 16, 2008
27,000	1.40	March 31, 2008
15,000	1.40	April 30, 2008
52,500	1.40	May 5, 2008
22,500	1.40	May 15, 2008
25,000	0.77	September 15, 2008
860,932		

During 1999, the Company entered into an arrangement with a customer whereby warrants to purchase 499,723 shares of common stock at exercise prices ranging from $2.00 to $8.00 are contingently issuable if certain revenue criteria are met. No warrants were issued at December 31, 1999.

7. Major Customers

The following summarizes the revenues and accounts receivable balances from customers in excess of 10 percent of total revenues and total accounts receivable balances, respectively:

	Year Ended December 31, 1997	Year Ended December 31, 1998	Year Ended December 31, 1999
REVENUES:			
Customer A	36%	35%	17%
Customer B	15%		
Customer C		11%	13%
Customer D			13%
Customer E			13%

	December 31, 1997	December 31, 1998	December 31, 1999
ACCOUNTS RECEIVABLE:			
Customer A	35%	19%	
Customer B	28%		
Customer C	19%	11%	
Customer D	10%		
Customer E		38%	
Customer F		18%	22%
Customer G			15%
Customer H			25%

8. Stock Options

Effective January 5, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Plan"), which was amended in 1999 and amended and restated in January 2000. The Plan allows incentive stock options to be granted to employees only, while nonqualified stock options may be granted to the Company's directors and key personnel and to providers of various services to the Company. Incentive stock options to purchase shares of the Company's common stock must be granted at a price equal to the fair market value of the stock at the date of grant as determined by the Board of Directors, except for employees who, prior to the grant, own more than 10 percent of the voting stock of the Company. The exercise price for such employees must be no less than 110 percent of the fair market value. The maximum number of shares subject to the plan is 3,375,000 shares.

Both incentive stock options and qualified stock options may be exercised within five years from the date of grant and generally vest over 3 years. The Plan is administered by the Board of Directors, which establishes the awards, vesting requirements and expiration dates of options granted.

The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $0.04, $0.11 and $0.25, respectively, on the date of grant using the Black-Scholes valuation model with the following assumptions: zero volatility, expected dividend yield 0 percent, an expected life of three and one-half years, and risk-free interest rate of 6.0 percent (1997), 5.4 percent (1998) and 6.6 percent (1999).

At December 31, 1997, 1998 and 1999, net loss would have been $1,081,954, $2,872,859 and $2,471,158, respectively, and the net loss per share would have been $.21, $.56 and $.65, respectively, had the Company determined compensation cost based on the fair value at the grant date for its stock options using the Black-Scholes valuation model as prescribed under SFAS No. 123.

A summary of stock option activity for the years ended December 31 follows:

	Number	Weighted Average Exercise Price
Balance, December 31, 1996	792,000	
Granted	468,750	$0.21
Exercised	(33,748)	0.21
Forfeited	(41,501)	0.21
Balance, December 31, 1997	1,185,500	0.21
Granted	666,000	0.21
Exercised	(105,248)	0.21
Forfeited	(56,751)	0.21

	Number	Weighted Average Exercise Price
Balance, December 31, 1998	1,689,501	0.21
Granted	1,100,175	1.22
Exercised	(356,539)	0.21
Forfeited	(82,947)	0.68
Balance, December 31, 1999	2,350,188	$0.78

At December 31, 1999, the exercise price and weighted-average remaining contractual life of outstanding options was $0.21 to $1.28 and 2.54 and 4.75 years, respectively.

At December 31, 1997, 1998 and 1999, the number of options exercisable was 476,750, 853,833 and 1,006,854, respectively, and the weighted-average exercise price of those options was $0.21, $0.21 and $0.36, respectively for all periods.

9. Income Taxes

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities follow:

	1997	1998	1999
Deferred tax assets:			
Net operating loss carryforward	$ 874,700	$2,177,700	$2,987,000
Accrual to cash adjustments			61,000
Other			31,000
Total	874,700	2,177,700	3,079,000
Less valuation allowance	(730,400)	(2,054,800)	(3,079,000)
Deferred tax assets — net	$ 144,300	$ 122,900	$
Deferred tax liabilities	$(144,300)	$ (122,900)	

The net change in the total valuation allowance for the years ended December 31, 1997, 1998 and 1999 was $303,000, $1,324,400 and $1,024,200, respectively. In assessing the realizability of the deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of a deferred tax asset is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the entire benefit of the deferred tax asset.

At December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $7,110,000. The federal net operating loss carryforward begins to expire in 2011. The state net operating loss carryforward begins to expire in 2001. Utilization of a portion of the net operating loss carryforwards is subject to certain restrictions pursuant to Internal Revenue Code Section 382.

10. Defined Contribution Plan

The Company has a defined contribution 401(k) plan for all employees. Under the 401(k) plan, employees are permitted to make contributions to the plan in accordance with IRS regulations. The Company may make discretionary contributions as approved by the Board of Directors. Participants' rights to amounts contributed by the Company vest upon the employee attaining three years of service. There were no employer contributions made during 1997, 1998 and 1999.

11. Contingent Liabilities

The Company is involved in lawsuits and claims incidental to the ordinary course of its operations. In the opinion of management, based on consultation with legal counsel, the effect of such matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Accordingly, no provision has been made in the accompanying financial statements for losses, if any, that might ultimately result from the outcome of these matters.

12. Segment Information

The Company has adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. SFAS No. 131 requires enterprises to report information about operating segments in annual financial statements and selected information about reportable segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Company operates in one business segment but tracks revenue in two categories: system sales which represents recurring or multi-year contractually based revenue and support services which includes implementation, training and other customer support services. Operating margins are not tracked separately by category.

The Company's assets are all located in the United States, and all sales were to customers in the United States.

13. Unaudited Pro Forma Stockholders' Deficit and Pro Forma Net Loss Per Share

If the IPO is consummated, the note payable will be converted to common stock and the Preferred Stock outstanding as of the closing date will automatically be converted into 7,386,273 shares of common stock based on the shares of Preferred Stock outstanding at December 31, 1999. Unaudited pro forma information at December 31, 1999, as adjusted for the conversion of the note payable and the Preferred Stock, is disclosed in the pro forma column on the balance sheet.

Pro forma basic net loss per share has been computed as described in Note 1 and also gives affect to common equivalent shares from Preferred Stock and the note payable that will automatically convert upon the closing of the Company's IPO using the as-if-converted method for 1999.

A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per share follows:

Pro forma net loss per share — basic and diluted	
Net loss	$(2,425,288)
Interest expense on convertible note payable	4,500
Pro forma net loss	(2,420,788)
Shares used in computing net loss per share	6,959,852
Adjustment to reflect the assumed conversion of the preferred stock	7,441,551
Shares issued for conversion of note payable	37,500
Shares used in computing pro forma loss per share	14,438,903
Pro forma net loss per share	$ (0.17)

14. Quarterly Data (Unaudited)

The following table presents selected unaudited quarterly operating results for the two-year period ended December 31, 1999. The Company believes that all necessary adjustments (consisting of only normal recurring accruals) have been included in the amounts shown below to present fairly the related quarterly results.

Statement of Operations Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
1998				
Revenues	$ 692,529	$ 691,314	$ 933,959	$ 787,799
Loss from operations	(429,964)	(582,851)	(670,531)	(1,119,716)
Net loss	(448,969)	(598,870)	(669,732)	(1,134,502)
Loss per share — basic and diluted	(0.10)	(0.12)	(0.13)	(0.21)
1999				
Revenues	$ 910,155	$1,774,692	$1,791,600	$ 2,216,565
Loss from operations	(871,592)	(202,460)	(503,073)	(801,456)
Net loss	(862,076)	(209,499)	(520,494)	(833,219)
Loss per share — basic and diluted	(0.19)	(0.10)	(0.14)	(0.22)

5,000,000 Shares

Quality Care Solutions, Inc.

Common Stock

QCSI™

PROSPECTUS

, 2000

Salomon Smith Barney
Warburg Dillon Read LLC
CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution*

The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of our common stock registered hereby.

SEC registration fee	$ 19,734
NASD filing fee	8,500
Nasdaq/NMS application fee	95,000
Printing and engraving expenses	250,000
Registrar and transfer agent fees	10,000
Legal fees and expenses	300,000
Accounting fees and expenses	150,000
Miscellaneous	166,766
Total	$ 1,000,000

Item 14. *Indemnification of Directors and Officers*

Our articles of incorporation and bylaws provide that we will indemnify all persons whom we have the power to indemnify to the fullest extent legally permissible under the general corporation law of the State of Nevada. Sections 78.7502 and 78.751 of the Nevada Revised Statutes provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article X of our articles of incorporation provides for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by Sections 78.7502 and 78.751 of the Nevada Revised Statutes. Furthermore, as permitted by Section 78.037 of the Nevada Revised Statutes, Article IX of our articles of incorporation includes a provision that eliminates the personal liability of directors, officers, or stockholders for damages for breach of fiduciary duty to the fullest extent permitted under Nevada law.

We have also entered into agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Nevada law.

We intend to provide our directors and officers liability insurance for certain losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

Item 15. *Recent Sales of Unregistered Securities*

Since January 1, 1997, the Registrant has issued and sold the following securities:

(a) The Registrant sold an aggregate of 494,985 shares of unregistered common stock to 40 officers and employees at $0.21 per share for an aggregate consideration of approximately $105,597 and 1,302 shares to three employees at $1.28 per share, for an aggregate consideration of approximately $107,263. The shares were sold pursuant to the exercise of options granted by the board of directors under the Registrant's written stock option plan. The Registrant met the conditions imposed under Rule 701 under the Securities Act of 1933 and the securities were issued in reliance upon Rule 701.

(b) In March 1997, the Registrant sold 37,500 shares of unregistered Series A preferred stock at a price per share of $1.33 to William H. Westover in payment of legal fees, valued at $50,000, previously rendered to the Registrant. In connection with the issuance, the Registrant relied upon the exemption from registration afforded by Section 4(2) of the Securities Act.

(c) During 1998, the Registrant sold an aggregate of 6,826,983 shares of unregistered Series C preferred stock at $.77 per share to three institutional investors (Dominion Fund IV, LP, 5,194,805 shares; Cornerstone Fund I, L.L.C., 791,396 shares; and Ventures Fund I, L.L.C., 182,630 shares) and six holders of shares of other series of the Registrant's preferred stock (Kent C. Mueller, Trustee Kent C. & Judith A. Mueller, 188,312 shares; Albert Lopatin, 13,540 shares; Sheldon L. Miller, 183,020 shares; Scott Eller, 129,870 shares; Michael J. Ravane, trustee, 129,870 shares; and John & Mary Jeffries, joint tenancy with right of survivorship, 13,540 shares) pursuant to which such individuals had the right to participate in the Registrant's offering of the Series C preferred stock. The total consideration received by the Registrant was $5,256,777 in cash. The Registrant relied upon Section 4(2) of the Securities Act in connection with the sale of these shares. The sale to the institutional investors was made pursuant to a stock purchase agreement by and between the Registrant and such institutions. Each individual investor who was not an accredited investor represented to the Registrant that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

(d) During 1998, the Registrant issued warrants to purchase (1) 105,000 shares of common stock to Gregory S. Anderson, president and chief executive officer, and (2) 45,000 shares of common stock to Robert F. Theilmann, senior vice president and chief financial officer. These warrants were issued in connection with loans made by these officers to the Registrant. These warrants expire ten years after their respective dates of issuance, and are exercisable at $1.40 per share. The Registrant relied upon Section 4(2) of the Securities Act in connection with these issuances of securities.

(e) On March 16, 1999 and September 15, 1999, the Registrant issued warrants to purchase 48,702 and 25,000 shares, respectively, of Series C preferred stock to Dominion Capital Management, L.L.C. The warrants, which expire ten years after their date of issuance, were issued in consideration of loans aggregating $1,250,000 made by Dominion Capital to the Registrant. The loans were repaid prior to December 31, 1999. The Registrant relied upon Section 4(2) of the Securities Act in connection with these issuances of securities.

(f) On July 20, 1999, the Registrant issued a $900,000 convertible note to Aztore Holdings, Inc., which is an affiliate of Michael S. Williams, a director of the Registrant. The note bears interest at 10% per annum and is due on July 1, 2004, and will automatically convert upon the consummation of this offering into that number of shares of common stock resulting from dividing the principal amount of the note by the per share initial public offering price in this offering. On October 29, 1999, the Registrant issued warrants to purchase an aggregate of 337,500 shares of common stock at $.67 per share to Aztore Holdings, Inc. The issuances coincided with borrowings under the convertible note. The Registrant relied upon Section 4(2) of the Securities Act in connection with these issuances of securities.

(g) In 1999, the Registrant entered into an agreement with Platinum Equity Holdings to issue warrants to purchase up to 499,723 shares of common stock. The number of warrants issued under this agreement will depend upon the number of lives enrolled, on or before December 31, 2002, under certain healthcare plans that are managed with the Registrant's software. The per share exercise price under the warrant varies from $2.00, $4.00 and $8.00 depending upon the time period of exercise. As of December 31, 1999, the Registrant had not issued any warrants to Platinum. The Registrant relied upon Section 4(2) of the Securities Act in connection with the transactions with Platinum Equity Holdings.

The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on either Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering, or in the case of paragraph (a) above, Rule 701 promulgated under

Section 3(b) of the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with the view to or for sale in connection with any distribution thereof; and

Appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients of securities either received adequate information about the Registrant or had access, through their relationship with the Registrant, to information about the Registrant.

Item 16. ***Exhibits and Financial Statement Schedules***

The exhibits and financial statements schedules filed as part of this registration statement are as follows:

(a) Exhibits.

1.1†	Form of Underwriting Agreement
3.1†	Articles of Incorporation of the registrant and amendments thereto in effect prior to consummation of this offering
3.1.1	Form of Amendment to Articles of Incorporation in connection with the 4 for 3 reverse stock split
3.2†	Form of Articles of Incorporation of the registrant which will be in effect upon the consummation of this offering
3.3†	Bylaws of the registrant in effect prior to the consummation of this offering
3.4†	Form of Amended and Restated Bylaws of the registrant upon the consummation of this offering
4.1†	Specimen Certificate evidencing shares of Common Stock
4.2†	Series C Preferred Stock Purchase Agreement dated May 29, 1998
4.3†	Shareholder Rights Agreement dated May 29, 1998
4.4†	Subscription and Agreement dated September 28, 1999, between the registrant, Cornerstone Fund I, LLC and Venture Fund I, LLC
4.5†	Convertible Note Purchase Agreement dated July 20, 1999, between the registrant and Aztore Holdings, Inc.
4.6†	Warrant to Purchase Shares of Common Stock dated October 29, 1999, issued by the registrant to Aztore Holdings, Inc.
5.1†	Form of Opinion of Bryan Cave LLP regarding legality of the common stock
10.1(a)†	1996 Stock Option Plan as Amended and Restated as of January 13, 2000
10.1(b)†	Form of Stock Option Agreement
10.2†	Employment Agreement dated February 10, 2000, between registrant and Gregory S. Anderson
10.3†	Employment Agreement dated February 10, 2000, between registrant and J. Mikel Echeverria
10.4†	Employment Agreement dated March 1, 1997, between registrant and Robert F. Theilmann
10.5†	Employment Agreement dated February 10, 2000, between registrant and Sherwood H. Chapman
10.6†	Amended Employment Agreement dated March 1, 1997, between registrant and A. Bruce Oliver
10.7†	Employment Agreement dated March 1, 1997, between registrant and Deborah L. Fain
10.8†	Employment Agreement dated February 10, 2000, between registrant and Gary G. Gorden
10.8.1	Employment Agreement dated March 15, 2000, between registrant and Brian N. Burns

10.9*†	Software License Agreement dated May 23, 1996, between registrant and Molina Medical Centers, Inc.
10.10*†	Software License Agreement dated November 23, 1996, between registrant and Schaller Anderson of Arizona, L.L.C.
10.11*†	Software License Agreement dated October 8, 1997, between registrant and Delta Dental of Missouri, Inc.
10.12*†	Software License Agreement dated April 25, 1995, between registrant and Pima County Health System
10.13*†	Software License Agreement dated February 4, 1999, between registrant and Best Health Care Management, Inc.
10.14*†	Software License Agreement dated February 16, 1999, between registrant and Altius Health Plans
10.15*†	Software License Agreement dated December 16, 1999, between registrant and TriZetto Group, Inc.
10.16*†	Software License Agreement dated July 30, 1999, between registrant and Synertech
10.17†	Business Center Lease dated July 18, 1996, between the registrant and Principal Mutual Life Insurance Company and Petula Associates, Ltd.
10.18†	Mountain Vista Commercial Center Lease dated October 20, 1999, between registrant and Principal Development Investors, L.L.C. dba PDI-Mountain Vista Commercial Center
10.19†	Master Lease Agreement dated March 16, 1999, between registrant and Dominion Venture Finance, L.L.C.
10.20†	Form of Warrant to Purchase Common Stock dated July 1, 1999, between registrant and Platinum Equity Holdings
10.21*	Software License Agreement dated January 31, 2000, between registrant and Motion Picture Industry Health Plan
16.1†	Letter from KPMG LLP regarding Change in Certifying Accountant.
23.1†	Consent of Bryan Cave LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP
24.1†	Power of Attorney (included on signature page hereof)
27.1†	Financial Data Schedule

* Confidential treatment requested as to portions of this exhibit.

† Previously filed.

(b) Financial Statement Schedules.

Financial Statement Schedules have been omitted because of the absence of conditions under which they would be required or because the required information has been included in the financial statements.

Item 17. ***Undertakings***

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other

than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on March 23, 2000.

Quality Care Solution, Inc.

By: /s/ BRIAN N. BURNS

Brian N. Burns
Senior Vice President and Chief Executive Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the date set forth opposite their names.

Signature	Title	Date
* Gregory S. Anderson	President, Chief Executive Officer and Director	March 23, 2000
* J. Mikel Echeverria	Executive Vice President, Chairman of the Board of Directors	March 23, 2000
/s/ BRIAN N. BURNS Brian N. Burns	Chief Financial Officer and Senior Vice President	March 23, 2000
* Sherwood H. Chapman	Vice President of Engineering and Development and Secretary	March 23, 2000
* Brian S. Smith	Director	March 23, 2000
* Michael S. Williams	Director	March 23, 2000
* Alan W. Ware	Director	March 23, 2000
* Tony M. Astorga	Director	March 23, 2000

*By: /s/ ROBERT F. THEIMANN
Robert F. Theimann, Attorney-In-Fact

EXHIBIT INDEX

1.1†	Form of Underwriting Agreement
3.1†	Articles of Incorporation of the registrant and amendments thereto in effect prior to consummation of this offering
3.1.1	Form of Amendment to Articles of Incorporation in connection with the 4 for 3 reverse stock split
3.2†	Form of Articles of Incorporation of the registrant which will be in effect upon the consummation of this offering
3.3†	Bylaws of the registrant in effect prior to the consummation of this offering
3.4†	Form of Amended and Restated Bylaws of the registrant upon the consummation of this offering
4.1†	Specimen Certificate evidencing shares of Common Stock
4.2†	Series C Preferred Stock Purchase Agreement dated May 29, 1998
4.3†	Shareholder Rights Agreement dated May 29, 1998
4.4†	Subscription and Agreement dated September 28, 1999, between the registrant, Cornerstone Fund I, LLC and Venture Fund I, LLC
4.5†	Convertible Note Purchase Agreement dated July 20, 1999, between the registrant and Aztore Holdings, Inc.
4.6†	Warrant to Purchase Shares of Common Stock dated October 29, 1999, issued by the registrant to Aztore Holdings, Inc.
5.1†	Form of Opinion of Bryan Cave LLP regarding legality of the common stock
10.1(a)†	1996 Stock Option Plan as Amended and Restated as of January 13, 2000
10.1(b)†	Form of Stock Option Agreement
10.2†	Employment Agreement dated February 10, 2000, between registrant and Gregory S. Anderson
10.3†	Employment Agreement dated February 10, 2000, between registrant and J. Mikel Echeverria
10.4†	Employment Agreement dated March 1, 1997, between registrant and Robert F. Theilmann
10.5†	Employment Agreement dated February 10, 2000, between registrant and Sherwood H. Chapman
10.6†	Amended Employment Agreement dated March 1, 1997, between registrant and A. Bruce Oliver
10.7†	Employment Agreement dated March 1, 1997, between registrant and Deborah L. Fain
10.8†	Employment Agreement dated February 10, 2000, between registrant and Gary G. Gorden
10.8.1	Employment Agreement dated March 15, 2000, between registrant and Brian N. Burns
10.9*†	Software License Agreement dated May 23, 1996, between registrant and Molina Medical Centers, Inc.
10.10*†	Software License Agreement dated November 23, 1996, between registrant and Schaller Anderson of Arizona, L.L.C.
10.11*†	Software License Agreement dated October 8, 1997, between registrant and Delta Dental of Missouri, Inc.
10.12*†	Software License Agreement dated April 25, 1995, between registrant and Pima County Health System
10.13*†	Software License Agreement dated February 4, 1999, between registrant and Best Health Care Management, Inc.
10.14*†	Software License Agreement dated February 16, 1999, between registrant and Altius Health Plans

10.15*†	Software License Agreement dated December 16, 1999, between registrant and TriZetto Group, Inc.
10.16*†	Software License Agreement dated July 30, 1999, between registrant and Synertech
10.17†	Business Center Lease dated July 18, 1996, between the registrant and Principal Mutual Life Insurance Company and Petula Associates, Ltd.
10.18†	Mountain Vista Commercial Center Lease dated October 20, 1999, between registrant and Principal Development Investors, L.L.C. dba PDI-Mountain Vista Commercial Center
10.19†	Master Lease Agreement dated March 16, 1999, between registrant and Dominion Venture Finance, L.L.C.
10.20†	Form of Warrant to Purchase Common Stock dated July 1, 1999, between registrant and Platinum Equity Holdings
10.21*	Software License Agreement dated January 31, 2000, between registrant and Motion Picture Industry Health Plan
16.1†	Letter from KPMG LLP regarding Change in Certifying Accountant.
23.1†	Consent of Bryan Cave LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP
24.1†	Power of Attorney (included on signature page hereof)
27.1†	Financial Data Schedule

* Confidential treatment requested as to portions of this exhibit.

† Previously filed.